GenTek

2007 Annual Report

To our Shareholders:

We are very pleased with the continued progress the Company has made in 2007.

Despite challenging economic and market conditions, Bill Redmond and his team have continued to focus on improving shareholder value as reflected in the key initiatives undertaken in the past year.

Following on to the sale of the Noma wire and cable harness assembly business, the sale of the Defiance Testing and Engineering business and the recently completed sale of the Reheis antiperspirant actives business position GenTek to focus its resources on the core units which will drive future success. The proceeds from the sale of these businesses coupled with the sale of other non-core assets has enabled GenTek to strengthen its balance sheet through continued debt reduction and to initiate a share repurchase effort, as well as to fund investments in strategic acquisitions, and capital for future growth.

We believe that GenTek is well positioned from a strategic perspective to continue to expand cash flows and value creation in its core businesses. The Board is working with management to continue to refine the strategies critical to delivering long term shareholder value.

Sincerely,

John G. Johnson
Chairman of the Board

Dear Investors:

I am pleased with the continued, material progress we have made in restructuring the GenTek portfolio during 2007. With a sharpened focus we continue to execute against the operating priorities in our core businesses.

Our General Chemical business has continued to deliver outstanding operating results with operating profits for 2007 up 45% from prior year. These results were driven by continued success in customer development and improvements in operating efficiency. With the sale of the Reheis antiperspirant actives business and the addition of further strategic acquisitions in the water treatment market we continue to strengthen our core water treatment and sulfuric acid businesses. Finally, we are nearing completion of our multi-million dollar capital investment to expand the output and product offerings of our Augusta, GA facility. This expansion which was originally planned for completion in December 2007 should be fully operational in June, 2008 and has the potential to add an incremental $3 million in operating profit on an annualized basis.

Our GT Technologies valve actuation systems business continues to be impacted by the downturn in the markets for our key North American OEM automotive customers however we have taken significant steps to counter these external market forces. We have made significant improvements to our cost structure through the transition of work from high cost facilities in Perrysburg and Toledo, OH into our expanded non-union Tallahassee, FL facility. We are in the midst of tooling up for the approximately $100 million in new business we have been awarded and will begin shipping in early 2009. In addition, we have been awarded additional new business in Europe and South America. We continue to work aggressively on new business development on both these continents in an effort to transform our revenue mix from nearly 100% North America to become a more balanced global provider of valve actuation systems to OEM's.

The sale of the Noma wire and cable assembly business completed in early 2007 facilitated the restructuring of our debt portfolio. In retrospect, given the turmoil in the debt markets, this action was very timely. With the sale of the Defiance Testing business, the Reheis antiperspirant actives business and more than $10 million in non-productive real estate we continue to execute on our initiatives to redeploy capital to maximize shareholder value. The proceeds raised from these asset sales enabled us to reduce debt by $105 million over the course of 2007, and to repurchase more than 400,000 shares at a cost of $12.5 million through the end of the first quarter of 2008.

The high levels of success achieved in 2007 underscore management's commitment to long term shareholder value creation. We are confident that the company's assets, strategies and tactics are appropriately focused to further maximize shareholder value in 2008 and beyond.

Sincerely,

William E. Redmond Jr.
President and CEO

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

(Mark One)

__X__ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

______ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 001-14789

GENTEK INC.

(Exact name of Registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	**02-0505547** (I.R.S. Employer Identification Number)
90 East Halsey Road **Parsippany, New Jersey** (Address of principal executive offices)	**07054** (Zip Code)

Registrant's telephone number, including area code: (973) 515-3221

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common stock, no par value

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ______ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ______ No __X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer ______ Accelerated Filer __X__ Non-accelerated Filer ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______ No __X__

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter $335,737,749.

Applicable to issuers involved in bankruptcy proceedings during the preceding five years:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes __X__ No ______

The number of outstanding shares of the Registrant's Common Stock as of February 29, 2008 was 10,344,622.

Documents Incorporated by Reference:

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 15, 2008, to be filed within 120 days after the close of the Registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

Item 1. *Business.*

Overview

GenTek Inc. (the "Company" or "GenTek") is a holding company whose subsidiaries manufacture industrial components and performance chemicals. GenTek has no independent operations and, therefore, is dependent upon cash flow from its subsidiaries to meet its obligations. GenTek's subsidiaries operate through two primary business segments: valve actuation systems and performance chemicals. The valve actuation systems segment provides precision engineered valve actuation systems and components for gasoline and diesel engines in two principal markets: automotive and heavy duty/commercial. The performance chemicals segment provides value-added chemical products to four principal markets: water treatment, chemical processing, pharmaceutical and personal care, and technology. The Company's products are frequently highly engineered and are important components of, or provide critical attributes to, its customers' end products or operations. The Company operates over 50 manufacturing and production facilities located primarily in the U.S. and Canada.

Acquisitions

On December 31, 2007, the Company acquired Bay Chemical and Supply Company. The acquisition included the manufacturing facility in Odem, Texas. Bay Chemical and Supply Company produces and distributes aluminum sulfate and other water treatment chemicals for the south Texas municipal water treatment market. The purchase price was $7 million.

On February 6, 2007, the Company acquired the assets of Chalum, Inc. The acquisition included the manufacturing facility in Sacaton, Arizona. Chalum produces aluminum sulfate for the greater Phoenix, Arizona municipal water treatment market. The purchase price was $3 million.

On September 21, 2006, the Company acquired the assets of GAC MidAmerica, Inc. The acquisition included manufacturing facilities in Toledo, Ohio, Indianapolis, Indiana, and Saukville, Wisconsin. GAC produces aluminum sulfate and bleach, as well as distributing specialty water treatment chemicals, sulfuric acid and caustic soda. The purchase price of the transaction was $8 million.

On July 31, 2006, the Company acquired the assets of Precision Engine Products Corp., a wholly owned subsidiary of Stanadyne Corporation. Precision Engine Products is dedicated principally to the manufacturing of hydraulic lash adjusters and die cast aluminum rocker arm assemblies utilized in valve train systems for both OEM and after market applications to the global automotive and light truck markets. Precision Engine Products has manufacturing facilities in Tallahassee, Florida and Curitiba, Brazil. The purchase price of the transaction was $26 million.

On July 27, 2006, the Company acquired the assets of Repauno Products, LLC. The acquisition included the manufacturing facility in Gibbstown, New Jersey. Repauno Products manufactures sodium nitrite which is used in a wide range of industries including metal finishing, heat transfer salts, rubber processing, meat curing, odor control and inks and dyes. The purchase price of the transaction was $6 million.

Discontinued Operations

On July 17, 2007, the Company completed the sale of its wholly-owned subsidiary Defiance Testing and Engineering Services, Inc. On February 16, 2007, the Company completed the sale of its Noma wire and cable harness assembly business. The net proceeds from these transactions were used to repay outstanding debt. During April 2006, the Company completed the sale of its cable and wire manufacturing business in Stouffville, Canada. Proceeds from the transaction were used to repay $22 million of the Company's second lien term loan. During the second quarter of 2005, the Company ceased operations of its printing plate business. The business had become unprofitable as it had experienced severe competitive pressures over the last several years and had been hurt by a continued shift in technology in the printing plate market. Accordingly, all financial information included herein has been reclassified to reflect these businesses as discontinued operations.

Products and Services by Segment

The Company's segment presentation has been revised to reflect its industrial wire and fluid handling equipment product lines within corporate and other. These product lines were formerly included within the Company's manufacturing segment, which is no longer a reportable segment. The remaining businesses of the former manufacturing segment comprise the new valve actuation systems segment. Prior year information has been restated to conform to the current presentation.

The following table sets forth the Company's sales by segment:

	Years Ended December 31,		
	2007	2006	2005
		(In millions)	
Valve actuation systems	$152.1	$146.1	$142.2
Performance chemicals	396.7	373.3	334.1
Corporate and other	59.5	73.8	61.1
Consolidated	$608.2	$593.3	$537.4

Valve Actuation Systems Segment

The valve actuation systems segment provides precision engineered valve actuation systems and components for gasoline and diesel engines in two principal markets: automotive and heavy duty/commercial. The Company's products for these markets are described below:

- *Automotive.* For the automotive market, the Company manufactures precision-engineered valve actuation systems and components, including complete valve actuation sub-assemblies as well as components such as stamped and machined rocker and roller-rocker arms, cam follower rollers, cam follower roller axles, antifriction needle roller bearings, hydraulic lash adjusters, hydraulic flat and roller lifters, mechanical roller tappets and other hardened/machined components;
- *Heavy Duty/Commercial.* For the heavy duty/commercial market, the Company manufactures valve and high pressure fuel pump actuation components such as precision machined roller bearings, mechanical roller tappets, and valve actuation system assemblies.

The Company's precision-engineered stamped and machined engine components for valve actuation systems improve engine efficiency by reducing engine friction and component mass. These components are used both in traditional overhead valve and in the increasingly popular single and double overhead cam engines which power cars, light trucks and sport utility vehicles. Over the last several years, the Company has benefited from the design transition of overhead valve engines to overhead cam engines providing a strong position with which to participate in the industry's latest efforts to improve fuel efficiency and power. Increased design use of additional valves per cylinder to improve fuel/air throughput have resulted in volume growth on specific engine applications. The majority of the Company's valve actuation system production is sold to U.S. automobile engine manufacturers and their Tier 1 suppliers.

Automotive and heavy duty/commercial engine manufacturers generally award business to their suppliers by individual engine line for the life of the engine. The loss of any single engine line contract would not be material to the Company. However, a continued economic downturn in the automotive or the heavy duty/commercial industry as a whole or other events (e.g., labor disruptions) resulting in significantly reduced operations of Chrysler or Ford could have a material adverse impact on the results of the Company's valve actuation systems segment. Neither of these customers accounted for 10 percent or more of the Company's revenues in 2007.

Performance Chemicals Segment

The Company's performance chemicals segment provides value-added products to four principal markets: (i)water treatment; (ii)chemical processing; (iii)pharmaceutical and personal care; and (iv)technology. The Company's products and services for these markets are described below.

Water Treatment. With a network of 38 water treatment chemical plants located throughout the United States and Canada, the Company is the largest North American producer of aluminum sulfate, or "alum", which is used as a coagulant in potable water and waste water treatment applications, and a leading supplier of ferric sulfate and other specialty flocculants (polymer-based materials used for settling and/or separating solids from liquids), ammonium sulfate and sodium nitrite. The Company's water treatment products are designed to address important environmental issues confronting its customers. These value-added products provide cleaner drinking water, restore algae-infested lakes, reduce damaging phosphorus runoff from agricultural operations, and significantly reduce pollution from industrial waste water.

Chemical Processing. The Company operates three sulfuric acid production facilities which produce various grades of sulfuric acid which is used in the manufacture of titanium pigments, fertilizers, synthetic fibers, steel, petroleum and paper, as well as many other products. In addition, the Company provides sulfuric acid regeneration services to the refining and chemical industries, and pollution abatement and sulfur recovery services to selected refinery customers. Refineries use sulfuric acid as a catalyst in the production of alkylate, a gasoline blending component with favorable performance and environmental properties. The alkylation process contaminates and dilutes the sulfuric acid, thereby creating the need to dispose of or regenerate the contaminated acid. The Company transports the contaminated acid back to the Company's facilities for recycling and redelivers the fresh, recycled acid back to customers. This "closed loop" process offers customers significant savings versus alternative disposal methods and also benefits the environment by significantly reducing refineries' waste streams.

Pharmaceutical and Personal Care. The Company is a leading supplier of the active chemical ingredients used in the manufacture of antiperspirants, and also supplies ingredients used in prescription pharmaceuticals, nutritional supplements, veterinary health products and other personal care products. The customer base includes many of the world's leading pharmaceutical and personal care companies.

Technology. The Company provides ultrahigh-purity electronic chemicals for the semiconductor and disk drive industries. The Company's electronic chemicals include ultrahigh-purity acids, caustics, solvents, etchants and formulated photo ancillaries for use in the manufacture of semiconductor processing chips and computer disk drives.

Corporate and Other

The corporate and other segment provides industrial components for two primary markets; wire and cable, and fluid handling equipment. The Company provides wire and cable for a broad range of applications in the electronic, appliance, automotive and consumer electrical markets. These products are sold to OEM's throughout North America. The Company provides fluid handling equipment sold primarily for automotive service applications.

Competition

Competition in the valve actuation systems segment's markets is based upon a number of factors including design and engineering capabilities, quality, price and the ability to meet customer delivery requirements. The Company competes with, among others, Delphi, Eaton, INA, Timken, and captive OEMs.

Although the Company's performance chemicals segment generally has significant market share positions in the product areas in which it competes, most of its end markets are highly competitive. In the pharmaceuticals and personal care market, the Company's major competitors include BK Giulini Corp. and Summit Research Labs as well as the captive production facilities of certain personal care companies. The Company's competitors in the chemical processing market include the refineries that perform their own sulfuric acid regeneration, as well as DuPont, Marsulex, Chemtrade Logistics, PVS and Rhodia, which also have sulfuric acid regeneration facilities that are generally located near their major customers. In water treatment, the Company competes with Geo Specialty Chemicals, Kemira Water Solutions Inc., U.S. Aluminates and other regional players. Competitors in the technology market include KMG Chemicals, Honeywell Electronic Materials and Mallinckrodt-Baker.

Suppliers; Availability of Raw Materials

The Company purchases a variety of raw materials for its businesses. The primary raw material used by the valve actuation systems segment is steel. The Company's performance chemicals segment's competitive cost position is, in part, attributable to its sourcing relationships for certain raw materials that serve as the feedstock for many of its products. Major raw material purchases include sulfuric acid where it is uneconomical for the Company to supply itself due to distribution costs, bauxite and aluminum tri-hydrate (for the manufacture of alum), zirconium based products (for the manufacture of antiperspirant active ingredients), sulfur (for the manufacture of sulfuric acid), and soda ash (for the manufacture of sodium nitrite).

The Company purchases raw materials from a number of suppliers and, in most cases, believes that alternative sources are available to fulfill its needs. A number of the raw materials the Company will purchase are subject to cyclical price movements. In the performance chemicals segment, the Company is able to pass through all or a portion of raw material price increases, but often on a lagged basis. The Company has had limited success in doing so with steel cost increases to its automotive market customers. The Company continues its efforts to ensure it has sufficient access to required raw materials at competitive prices and to pass along raw material price increases where possible.

Sales and Distribution

The Company's valve actuation systems segment has approximately 40 sales, marketing, engineering and customer service personnel. Generally, the Company markets its products directly to its customers, but in certain markets a distribution network is used. The valve actuation systems segment's technical and engineering staff is an integral part of the segment's sales and distribution effort. Since many of the Company's products are precision-engineered and custom-designed to customer specifications, the Company's sales force and engineers work closely with its customers in designing, producing, testing and improving its products.

In the Company's performance chemicals segment, the Company employs approximately 70 sales, marketing, distribution and customer service personnel. The sales force is divided into several specialized groups which focus on specific products, end-users and geographic regions. This targeted approach provides the Company with insight into emerging industry trends and creates opportunities for product development.

Seasonality; Backlog

The business of the valve actuation systems segment is generally not seasonal. Within the performance chemicals segment, the water treatment and sulfur products businesses have higher volumes in the second and third quarters of the year, owing to (i) higher spring and summer demand for sulfuric acid regeneration services from gasoline refinery customers to meet peak summer driving season demand and (ii) higher spring and summer demand from water treatment chemical customers to manage seasonally high and low water conditions. The other markets that the performance chemicals segment serves are generally not seasonal. Due to the nature of the Company's businesses, there are no significant backlogs.

Subsequent Event

On February 29, 2008, the Company completed the sale of its antiperspirant actives business to Summit Research Labs, Inc. for $18 million, subject to a working capital adjustment. As part of this transaction, the Company will continue to operate the antiperspirant actives manufacturing unit for up to one year under a transition services contract. This business continues to be classified as continuing operations.

Environmental Matters

The Company's various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada and other countries. The Company believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available at this time with respect to potential liability involving these facilities, the Company believes that any such liability will not have a material adverse effect on its financial condition, cash flows or results of operations. However, modifications of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or the discovery of additional or unknown environmental contamination of any of the Company's current or former facilities, could require the Company to make expenditures which may be material or otherwise adversely impact the Company's operations.

The Company maintains a program to manage its facilities' compliance with environmental laws and regulations. Expenditures for 2007 approximated $13 million (of which approximately $4 million represented capital expenditures and approximately $9 million related to ongoing operations and the management of potential environmental contamination from prior operations). Expenditures for 2006 approximated $8 million (of which approximately $1 million represented capital expenditures and approximately $7 million related to ongoing operations and the management of potential environmental contamination from prior operations). The Company expects expenditures similar to 2007 levels in 2008. In addition, if environmental laws and regulations affecting the Company's operations become more stringent, costs for environmental compliance may increase above historical levels.

The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA") and similar statutes, have been construed as imposing joint and several liability, under certain circumstances, on present and former owners and operators of contaminated sites, and transporters and generators of hazardous substances, regardless of fault. The Company's facilities have been operated for many years by the Company or its prior owners and operators, and adverse environmental conditions of which the Company is not aware may exist. Modifications of existing laws and regulations and discovery of additional or unknown environmental contamination at any of the Company's current or former facilities could have a material adverse effect on the Company's financial condition, cash flows and/or results of operations. In addition, the Company has received written notice from the Environmental Protection Agency that it has been identified as a "potentially responsible party" under CERCLA at two third-party sites. The Company does not believe that its liability, if any, for these sites will be material to its results of operations, cash flows or financial condition.

At any time, the Company may be involved in proceedings with various regulatory authorities which could require the Company to pay various fines and penalties due to violations of environmental laws and regulations at its sites, remediate contamination at some of these sites, comply with applicable standards or other requirements, or incur capital expenditures to modify certain pollution control equipment or processes at its sites. Again, although the amount of any liability that could arise with respect to these matters cannot be accurately predicted, the Company believes that the ultimate resolution of these matters will have no material adverse effect on its results of operations, cash flows or financial condition.

Delaware Valley Facility. On September 7, 2000, the EPA issued to the Company an Initial Administrative Order (an "IAO") pursuant to Section 3008(h) of the Resource Conservation and Recovery Act ("RCRA"), which requires that the Company conduct an environmental investigation of the Company's Delaware Valley facility (the "Facility") and, if necessary, propose and implement corrective measures to address any historical environmental contamination at the Facility. Over the past seven years, the Company has been working cooperatively with the EPA and Honeywell, a prior owner of the Facility and current owner of a plant adjacent to the Facility, to implement the actions required under the IAO. The Company conducted the first investigatory steps required by the IAO, the evaluation of potential soil and groundwater contamination, in both the North Plant (the area of the facility north of US Route 18) and the South Plant (the area south of US Route 18) that borders the Delaware River. As a result of the Company's bankruptcy filing in 2002, the Company entered into an agreement with Honeywell dated April 30, 2004 in which Honeywell agreed to take back all environmental liability at the North Plant, past, present and future, as well as ownership of the North Plant. In addition, Honeywell took responsibility for the cost to address groundwater contamination at the South Plant. The Company remains responsible only for soil contamination at the South Plant. Although the EPA refused to formally drop the Company from the IAO, the EPA signed a letter acknowledging Honeywell's agreement to be responsible for all liability at the North Plant and for groundwater contamination at the South Plant and to seek recourse against Honeywell for those liabilities and only look to the Company in the event of a default by Honeywell. The remaining requirements of the IAO will be performed over the course of the next several years. The Company closed the South Plant operations of its Delaware Valley facility on November 10, 2003. This closure resulted in an expansion of the investigation to be performed under the IAO. Depending on the results of that additional investigation, additional remedial activity may be required for soils in the South Plant. The Company has provided for the estimated costs of $2 million for compliance with the IAO in its accrual for environmental liabilities. As such, the Company believes that compliance with the IAO will not have a material effect on its results of operations or financial condition.

Employees/Labor Relations

At December 31, 2007, the Company had approximately 1,475 employees, of whom approximately 550 were full-time salaried employees, approximately 555 were full-time hourly employees (represented by 8 different unions) and approximately 370 were hourly employees working in nonunion facilities.

The Company's union contracts have durations which vary from three to four years. The Company's relationships with its unions are generally good.

Executive Officers and Key Employees

Set forth below is information with respect to each of the Company's executive officers and/or key employees.

William E. Redmond, Jr., 48, President and Chief Executive Officer of the Company since May, 2005 and a Director of the Company since November 2003. Mr. Redmond is also a Director of Eddie Bauer Inc. From 1996 until 2003, Mr. Redmond held the position of Chairman, President and Chief Executive Officer of Garden Way Incorporated.

George G. Gilbert, 59, Vice President and General Manager – Valve Actuation Systems Group since 2001. From 1997 to 2001, Mr. Gilbert held the position of Vice President Technical Services/Strategic Development, for Simpson Industries.

Douglas J. Grierson, 43, Vice President and Controller since April 2005. Mr. Grierson served as Director of Accounting and Assistant Controller from June 1999 to April 2005.

James Imbriaco, 55, Vice President, General Counsel and Secretary since July 2005. From May 2004 to June 2005, Mr. Imbriaco held the position of Consulting Corporate Counsel with Bowne & Co., Inc. From October 2000 to August 2003, Mr. Imbriaco held the position of Vice President, General Counsel and Secretary with Agency.com, Ltd.

Robert D. Novo, 50, Vice President of Human Resources and Environmental Health and Safety since August 2004. Mr. Novo served as the Vice President of Human Resources from July 2003 to August 2004. Prior to July 2003, Mr. Novo held various senior level human resource positions with Honeywell International since 1995.

Vincent J. Opalewski, 45, Vice President and General Manager – Performance Chemicals Group since September 2006. Mr. Opalewski served as Vice President – Sales and Marketing, for the Performance Chemicals Group from July 2005 to September 2006. He previously served as General Manager of the Sulfur Products Group from January 2000 to July 2005.

Thomas B. Testa, 46, Vice President and Chief Financial Officer since September 2006. Mr. Testa served as Vice President and General Manager – Performance Chemicals Group since August 2004. From April 2002 to August 2004, Mr. Testa served as Vice President – Operations for the Performance Chemicals Group. He previously served as General Manager of the Electronic Chemicals business group from October 1997 to April 2002.

Corporate Governance and Internet Address

The Company emphasizes the importance of professional business conduct and ethics through its corporate governance initiatives. The Company's board of directors has adopted a code of business conduct and ethics that applies to all employees, directors and officers, including the Company's principal executive officer, principal financial officer and principal accounting officer. The Company's board of directors consists of a majority of independent directors.

The Company's internet address is www.gentek-global.com. The Company makes available, free of charge through a link on its site, the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, if any, as filed with the SEC as soon as reasonably practicable after such filing. The site also contains the Company's code of business conduct and ethics and the charters of the audit committee, corporate governance and nominating committee and compensation committee of its board of directors. The Company's principal executive offices are located at 90 East Halsey Road, Parsippany, New Jersey 07054, and its telephone number is (973) 515-3221.

Item 1A. *Risk Factors.*

The following is a discussion of certain factors that currently impact or may impact the Company's business, operating results and/or financial condition. An investment in the Company's common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in its common stock. In assessing these risks, you should also refer to the other information in this Annual Report on Form 10-K, including the Company's financial statements and the related notes. Various statements in this Annual Report on Form 10-K, including some of the following risk factors, constitute forward-looking statements.

Risks Related to the Company's Capital Structure

The Company's ability to make payments on its debt will be contingent on GenTek's future operating performance, which will depend on a number of factors that are outside of its control.

The Company's debt service obligations are estimated to be approximately $19 million to $21 million in 2008, including approximately $3 million of principal repayments. This debt service may have an adverse impact on the Company's earnings and cash flow, which could in turn negatively impact GenTek's stock price.

The Company's ability to make principal and interest payments on its debt is contingent on its future operating performance, which will depend on a number of factors, many of which are outside of its control. The degree to which GenTek is leveraged could have other important negative consequences, including the following:

- the Company must dedicate a substantial portion of its cash flows from operations to the payment of its indebtedness, reducing the funds available for future working capital requirements, capital expenditures, acquisitions or other general corporate requirements;
- a significant portion of its borrowings are, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;
- the Company may be more vulnerable to a downturn in the industries in which it operates or a downturn in the economy in general;
- the Company may be limited in its flexibility to plan for, or react to, changes in its businesses and the industries in which it operates;
- the Company may be placed at a competitive disadvantage compared to its competitors that have less debt;
- the Company may be limited in its ability to react to unforeseen increases in certain costs and obligations arising in its businesses, including environmental, pension and tax liabilities;
- the Company may determine it to be necessary to dispose of certain assets or one or more of its businesses to reduce its debt; and
- the Company's ability to borrow additional funds in excess of its current financing may be limited.

The Company can provide no assurance that its businesses will generate sufficient cash flow from operations or that future borrowings will be available in amounts sufficient to enable the Company to pay its indebtedness or to fund its other liquidity needs. Moreover, the Company may need to refinance all or a portion of its indebtedness on or before maturity. In such a case, the Company cannot make assurances that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all. If the Company is unable to make scheduled debt payments or comply with the other provisions of its debt instruments, the Company's various lenders may be permitted under certain circumstances to accelerate the maturity of the indebtedness owed to them and exercise other remedies provided for in those instruments and under applicable law.

The Company is subject to restrictive debt covenants pursuant to its indebtedness. These covenants may restrict its ability to finance its business and, if the Company does not comply with the covenants or otherwise default under them, the Company may not have the funds necessary to pay all amounts that could become due and the lenders could foreclose on substantially all of its assets.

The Company's indebtedness contains covenants that, among other things, significantly restricts and, in some cases, effectively eliminates the Company's ability and the ability of most of its subsidiaries to:

- incur additional debt;
- create or incur liens;
- pay dividends or make other equity distributions to the Company's shareholders;
- make investments;
- sell assets;

- issue or sell share capital of certain subsidiaries;
- engage in transactions with affiliates;
- issue or become liable on a guarantee;
- create or acquire new subsidiaries; and
- effect a merger or consolidation of, or sell all or substantially all of its assets.

In addition, the Company and its subsidiaries must comply with certain financial covenants. In the event the Company was to fail to meet any of such covenants and were unable to cure such breach or otherwise renegotiate such covenants, the Company's lenders would have significant rights to deny future access to liquidity and/or seize control of substantially all of its assets. The material financial covenants with which the Company must comply include a maximum leverage ratio of 3.5, a minimum interest coverage ratio of 3.00, and a maximum amount of capital expenditures of $42 million in 2008 and $33 million in 2009. The maximum amount of capital expenditures will be increased if the prior year's maximum amount was not reached by the amount of the shortfall up to a maximum increase of $15 million.

The covenants contained in the Company's indebtedness and any credit agreement governing future debt may significantly restrict its future operations. Furthermore, upon the occurrence of any event of default, the Company's lenders could elect to declare all amounts outstanding under such agreements, together with accrued interest, to be immediately due and payable. If those lenders were to accelerate the payment of those amounts, the Company cannot assure you that its assets and the assets of its subsidiaries would be sufficient to repay those amounts in full.

The Company is also subject to interest rate risk due to its indebtedness at variable interest rates, based on a base rate or LIBOR plus an applicable margin. The Company cannot assure you that shifts in interest rates will not have a material adverse effect on it.

The Company may be required to prepay its indebtedness prior to its stated maturity, which may limit its ability to pursue business opportunities.

Pursuant to the terms of certain of the Company's indebtedness, in certain instances it is required to prepay outstanding indebtedness prior to its stated maturity date. Specifically, certain non-recurring cash inflows such as proceeds from asset sales, insurance recoveries, and equity offerings may have to be used to pay down indebtedness and may not be reborrowed. These prepayment provisions may limit the Company's ability to utilize this cash flow to pursue business opportunities.

The Company's business is capital intensive. It cannot assure you that it will have sufficient liquidity to fund its working capital and capital expenditures and to meet its obligations under existing debt instruments.

The Company's business is capital intensive and it cannot be certain that it will achieve sufficient cash flow in the future. Failure to maintain profitability and generate sufficient cash flow could diminish its ability to sustain operations, meet financial covenants, obtain additional required funds and make required payments on any indebtedness it may have incurred or may incur in the future. If the Company does not comply with the covenants in its credit agreements or otherwise default under them, it may not have access to borrowings under its $60 million revolving credit facility or the funds necessary to pay amounts that become due.

Although the Company believes that its current levels of cash and cash equivalents, along with available borrowings on its revolving credit facility, will be sufficient for its cash requirements during the next twelve months, it is possible that these sources of cash will be insufficient, resulting in the Company having to raise additional funds for liquidity. There can be no assurance the Company will have access to additional funding should the need arise.

The Company is a holding company that is dependent upon cash flow from its subsidiaries to meet its financial obligations; its ability to access that cash flow may be limited in some circumstances.

The Company is a holding company with no independent operations or significant operating assets other than its investments in, and advances to, its subsidiaries. The Company depends upon the receipt of sufficient funds from its subsidiaries through its centralized cash management system from its domestic subsidiaries and through dividends, loans or other distributions from its foreign subsidiaries to meet its financial obligations. In addition, the terms of the Company and its subsidiaries' existing indebtedness, and the laws of the jurisdictions under which it and its subsidiaries are organized, limit the payment of dividends, loan repayments and other distributions by its subsidiaries to the Company under some circumstances. Any indebtedness that it, or its subsidiaries, may incur in the future may contain similar restrictions.

Risks Related to the Company's Operations

The industries in which the Company operates are highly competitive. This competition may prevent it from raising prices at the same pace as its costs increase, making it difficult for the Company to maintain existing business and win new business.

The Company faces significant competition in most of its businesses. Certain of its competitors have large market shares and substantially greater financial and technical resources than it does. The Company may be required to reduce prices if its competitors reduce prices, or as a result of any other downward pressure on prices for its products and services, which could have an adverse effect on the Company.

In each of its business segments, the Company operates in competitive markets. Its valve actuation systems segment competes with numerous international and North American companies, including various captive operations of automotive original equipment manufacturers (OEMs) and Tier 1 suppliers to automotive manufacturers. Competition in the valve actuation systems segment's markets is based on a number of factors, including design and engineering capabilities, price, quality and the ability to meet customer delivery requirements. Due to the level of competition, its customers have regularly requested price decreases and maintaining or raising prices has been difficult over the past several years and will likely continue to be so in the near future. Most of the markets in which its performance chemicals segment does business are highly competitive, with competitors typically segregated by end market. Competition in the performance chemicals segment's markets is based on a number of factors, including price, freight economics, product quality and technical support. If the Company is unable to compete successfully, its financial condition and results of operations could be adversely affected.

The industries the Company competes in are subject to economic downturns.

An economic downturn in the automotive industry as a whole or other events (e.g., labor disruptions) resulting in significantly reduced operations at Chrysler or Ford, or at certain of its manufacturing plants, could have a material adverse impact on the results of its valve actuation systems segment. For the Company's performance chemicals business, weakness in the pulp and paper, electronics or petroleum refining industries could have an adverse effect on its results of operations.

The Company may experience increased costs and production delays if suppliers fail to deliver materials to the Company or if prices increase for raw materials and other goods and services that it purchases from third parties.

The Company purchases raw materials from a number of domestic and foreign suppliers. Although it believes that the raw materials it requires will be available in sufficient supply on a competitive basis for the foreseeable future, continued increases in the cost of raw materials, including energy and other inputs used to make the Company's products, could affect future sales volumes, prices and margins for its products. If a supplier should cease to deliver goods or services to the Company, it would probably find other sources, however, such a disruption could result in added cost and manufacturing delays. In addition, political instability, war, terrorism and other disruptions to international transit routes control could adversely impact its ability to obtain key raw materials in a timely fashion, or at all.

The Company's revenues are dependent on the continued operation of its manufacturing facilities, and breakdowns or other problems in its operations could adversely affect its results of operations.

The Company's revenues are dependent on the continued operation of its various manufacturing facilities. In particular, the operation of chemical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural disasters, acts of terrorism, power outages, the need to comply with directives of government agencies, and dependence on the ability of railroads and other shippers to transport raw materials and finished products in a timely manner. The occurrence of material operational problems, including but not limited to the foregoing events, at one or more of the Company's facilities could have a material adverse effect on its results of operations or financial condition. Certain facilities within each of its business segments account for a significant share of its profits. Disruption to operations at one of these facilities could have a material adverse impact on segment financial performance and its overall financial condition. In addition, in certain circumstances, the Company could also be materially affected by a disruption or closure of a customer's plant or facility to which it supplies its products.

A significant portion of the Company's revenue and operating income from its valve actuation systems segment has been, and is expected to continue to be, concentrated in a small number of customers.

The Company derives and is expected to continue to derive significant portions of its revenues and operating income in its valve actuation systems segment from sales of products to Ford and Chrysler. As a result, the loss of, or reduced demand from these customers could adversely effect the Company's revenues and operating income.

Material changes in pension and other postretirement benefit costs may occur in the future. In addition, investment returns on pension assets may be lower than assumed, which could result in larger cash funding requirements for the Company's pension plans, which could have an adverse impact on the Company.

The Company maintains several defined benefit pension plans covering certain employees in Canada and the United States. It records pension and postretirement benefit costs in amounts developed from actuarial valuations. Inherent in these valuations are key assumptions including the discount rate and expected long-term rate of return on plan assets. Material changes in pension and other postretirement benefit costs may occur in the future due to changes in these assumptions, differences between actual experience and the assumptions used, and changes in the benefit plans. Amounts required to be funded are also dependent upon interest rates. Some of the plans are underfunded. The Company is required to rectify this underfunding in accordance with federal guidelines. The Company expects to be required to make substantial cash contributions beginning in 2010 and continuing beyond such time. Moreover, if investment returns on pension assets are lower than assumed, it may have substantially larger cash funding requirements for its pension plans, which may have a material adverse impact on its liquidity.

The Company's principal businesses are subject to government regulation, including environmental regulation, and changes in current regulations may adversely affect it.

The Company's principal business activities are regulated and supervised by various governmental bodies. Changes in laws, regulations or governmental policy or the interpretations of those laws or regulations affecting its activities and those of its competitors could have a material adverse effect on it.

For example, the Company's various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada and other countries. The Company believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, from time to time it is involved in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available to it at this time with respect to potential liability involving these facilities, the Company believes that any such liability will not have a material adverse effect on its financial condition, cash flows or results of operations. However, modifications to existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, could require it to make expenditures which may be material or may otherwise adversely impact its operations.

The production of chemicals is associated with a variety of hazards, which could create significant liabilities or cause the Company's facilities to suspend its operations.

The Company's operations are subject to various hazards incident to the production of chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards, which include the risk of explosions, fires and chemical spills or releases, can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage, suspension of operations and potentially subject us to lawsuits relating to personal injury and property damages. Any such event or circumstance could have a material adverse effect on its results of operations or financial condition.

The Company's facilities have been operated for many years by it or prior owners and operators, and adverse environmental conditions of which it is not aware may exist. The discovery of additional or unknown environmental contamination at any of its current or former facilities could have a material adverse effect on its financial condition, cash flows and/or results of operations.

The seasonal nature of the water treatment and chemical processing businesses could increase the Company's costs or have other negative effects.

Within its performance chemicals segment, the water treatment and chemical processing businesses have higher volumes in the second and third quarters of the year, owing to higher spring and summer demand for sulfuric acid regeneration services from gasoline refinery customers to meet peak summer driving season demand and higher spring and summer demand from water treatment chemical customers to manage seasonally high and low water conditions. The degree of seasonal peaks and declines in the volumes of its business could increase its costs, negatively impact its manufacturing efficiency, or have other negative effects on its operations or financial performance.

The Company may not be able to obtain insurance at its historical rates and its insurance coverage may not cover all claims and losses.

The Company maintains insurance coverage on its properties, machines, supplies and other elements integral to its business and against certain third party litigation, environmental matters and similar events. Due to recent changes in market conditions in the insurance industry and other factors, the Company may not be able to secure insurance at a similar cost to what it may have previously paid, if at all. In addition, there are certain types of losses, such as earthquakes, floods, hurricanes, terrorism, acts of war or product warranty that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also may make insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed.

The Company is dependent upon many critical systems and processes, many of which are dependent upon hardware that is concentrated in a limited number of locations. If a catastrophe were to occur at one or more of those locations, it could have a material adverse effect on its business.

The business is dependent on certain critical systems, which support various aspects of its operations, from its computer network to its billing and customer service systems. The hardware supporting a large number of such systems is housed in a small number of locations. If one or more of these locations were to be subject to fire, natural disaster, terrorism, power loss, or other catastrophe, it could have a material adverse effect on its business. While the Company believes that it maintains reasonable disaster recovery programs, there can be no assurance that, despite these efforts, any disaster recovery, security and service continuity protection measures it may have or may take in the future will be sufficient.

In addition, computer viruses, electronic break-ins or other similar disruptive technological problems could also adversely affect its operations. The Company's insurance policies may not adequately compensate it for any losses that may occur due to any failures or interruptions in its computer systems.

The Company cannot predict the impact of any asset or business disposition.

From time to time, the Company considers dispositions of assets or businesses. The Company cannot predict the types of dispositions that may be undertaken in the future or the financial impact of such actions. For example, after-tax cash proceeds received in connection with any disposition would be dependent on levels of interest from potential purchasers and the tax and other structuring elements of such transaction. As a result, there can be no assurance as to the terms of any such disposition, the level of any disruption to the operations of the Company caused by such transaction, or the long-term effect of such transaction on the Company's financial condition.

The Company has recently completed several acquisitions and may continue to pursue new acquisitions or joint ventures, and any such transaction could adversely affect operating results or result in increased costs or other operating or management problems. The Company remains subject to the ongoing risks of successfully integrating and managing the acquisitions that have been completed.

The Company has recently completed several acquisitions. These transactions expose the Company to the risk of successfully integrating those acquisitions. Such integration could impact various areas of the Company's business, including, but not limited to, its workforce, management, production facilities, information systems, accounting and financial reporting, and customer service. Disruption to any of these areas could materially harm the Company's financial condition or results of operations.

The Company may continue to pursue new acquisitions or joint ventures in the future, a pursuit which could consume substantial time and resources. The successful implementation of the Company's operating strategy in current and future acquisitions and joint ventures may require substantial attention from its management team, which could divert management attention from existing businesses. The businesses acquired, or the joint ventures entered into, may not generate the cash flow and earnings, or yield the other benefits anticipated at the time of their acquisition or formation. The risks inherent in any such strategy could have an adverse impact on the Company's results of operation or financial condition.

The Company may be unable to identify liabilities associated with the properties that may be acquired or obtain protection from sellers against them.

The acquisition of properties requires assessment of a number of factors, including physical condition and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. The assessments made result from a due diligence review of the subject properties, but such a review will not reveal all existing or potential problems. The Company may not be able to obtain contractual indemnities from the seller for liabilities that it created or that were created by any predecessor of the seller. The Company may be required to assume the risk of the physical or environmental condition of the properties in addition to the risk that the properties may not perform in accordance with expectations.

Risks Related to The Company's Common Stock

The market price of the Company's common stock is subject to volatility.

The market price of the Company's common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond its control. These factors include, among other things, actual or anticipated variations in its operating results and cash flow, the nature and content of its earnings releases and its competitors' earnings releases, announcements of technological innovations that impact its products, customers, competitors or markets, changes in financial estimates by securities analysts, business conditions in its markets and the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in its industries, governmental legislation or regulation, as well as general economic and market conditions, such as recessions.

Sales of large amounts of the Company's common stock, or the perception that large sales could occur, may cause volatility in its stock price. As of December 31, 2007, the Company had approximately 11 million shares of common stock outstanding. This relatively small float of shares available for purchase/sale may result in share price volatility in cases where an investor seeks, or is perceived to be seeking, to acquire or divest a large block of shares in the public market.

The exercise of the Company's Tranche B and Tranche C warrants could create substantial dilution, or there may be other events which could have a dilutive effect on its common stock.

The Company currently has options and warrants outstanding covering the purchase of approximately 3 million shares of common stock. If options or warrants to purchase the Company's common stock are exercised, or other equity interests are granted under its management and directors incentive plan or under other plans adopted in the future, such equity interests will have a dilutive effect on its common stock. The Company cannot predict the effect any such dilution may have on the price of its common stock.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties.***

The Company operates over 50 manufacturing and production facilities located primarily in the United States and Canada. The Company's headquarters are located in Parsippany, New Jersey.

Set forth below are the locations and uses of the Company's major properties:

Location	Use
Valve Actuation Systems Segment	
Tallahassee, Florida	Production Facility
Westland, Michigan(1)	R&D Center and Offices
Toledo, Ohio	Production Facility
Defiance, Ohio(2)	Production Facility
Curitiba, Brazil(1)	Production Facility
Performance Chemicals Segment	
Hollister, California(2)	Production Facility and Offices
Pittsburg, California(2)	Production Facility
Richmond, California(2)	Production Facility
Augusta, Georgia	Production Facility
East St. Louis, Illinois	Production Facility
Berkeley Heights, New Jersey(2)	Production Facility and Offices
Solvay, New York	Production Facility
Celina, Texas	Production Facility
Midlothian, Texas	Production Facility
Anacortes, Washington	Production Facility
Thorold, Ontario	Production Facility
Valleyfield, Quebec	Production Facility
Corporate and Other	
Weaverville, North Carolina(2)	Production Facility and Offices
Mineral Wells, Texas	Production Facility and Offices
Parsippany, New Jersey(1)	Headquarters

(1) Leased.

(2) Mortgaged as security under the Company's debt facilities.

Item 3. ***Legal Proceedings.***

The Company is involved in claims, litigation, administrative proceedings and investigations of various types and certain environmental proceedings previously discussed. See "Item 1. Business - Environmental Matters" above. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, the opinion of management based upon currently-available information is that any such liability not covered by insurance will have no material adverse effect on the Company's results of operations, cash flows or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No items were submitted to a vote of security holders of the Company, through the solicitation of proxies or otherwise, during the fourth quarter of fiscal 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

The common stock is quoted on the NASDAQ National Market under the symbol "GETI". The following table sets forth, for the period indicated, the high and low sale prices in dollars as quoted on the NASDAQ National Market for its common stock.

	High	Low
2007		
First Quarter	$38.00	$31.25
Second Quarter	$36.39	$32.76
Third Quarter	$36.53	$28.14
Fourth Quarter	$36.09	$27.96
2006		
First Quarter	$20.96	$17.77
Second Quarter	$29.04	$22.60
Third Quarter	$30.47	$26.57
Fourth Quarter	$36.15	$27.46

As of March 6, 2008, there were 2,874 stockholders of record of the Company's common stock.

Dividends

The Company currently intends to retain its earnings for use in the operation and expansion of its business and for debt service and, therefore, it does not anticipate paying regular cash dividends in the foreseeable future. Additionally, the Company's credit facilities directly limit the ability of the Company to pay cash dividends.

Equity Compensation Plan Information

The following table gives information about its existing Common Stock that may be issued upon the exercise of options, warrants and rights under its Amended and Restated 2003 Management and Directors Incentive Plan as of December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options,warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	347,556	$19.47	757,754
Equity compensation plans not approved by security holders	0	N/A	0
Total	347,556	$19.47	757,754

Performance Graph

In accordance with the rules of the SEC, this section entitled "Performance Graph" shall not be incorporated by reference into any of our future filings under the Securities Act or the Exchange Act, and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

The following graph illustrates the cumulative total stockholder return that would have been realized (assuming reinvestment of dividends) by an investor who invested $100 on November 11, 2003 (the first trading day of the Company's Common Stock following the Company's emergence from Bankruptcy) in each of: (i) GenTek Inc. Common Stock, (ii) the Russell 2000 Index, (iii) the Standard & Poor's MidCap Auto Components Index, and (iv) the Standard & Poor's SmallCap Chemicals Index.



350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
11/11/2003
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
GenTek (GETI)
Russell 2000 Index
S&P MidCap Auto Components Index
S&P SmallCap Chemicals Index

Indexed Performance

	11/11/2003	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
GenTek (GETI)	100.00	99.72	147.02	159.94	309.41	261.82
Russell 2000 Index	100.00	105.57	125.03	130.81	154.94	152.53
S&P MidCap Auto Components Index ...	100.00	111.27	112.82	95.30	92.47	107.30
S&P SmallCap Chemicals Index	100.00	114.69	138.00	108.48	132.10	123.71

Issuer Purchases of Equity Securities

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Program	(d) Approximate Dollar Value Of Shares That May Yet Be Purchased Under the Program
October 1-31, 2007	—	$ —	—	$27,750,353
November 1-30, 2007	8,900	29.26	8,900	27,489,954
December 1-31, 2007	36,861	28.52	36,861	26,438,628
Total	45,761	$28.66	45,761	$26,438,628

On August 7, 2007, the Company announced a stock repurchase program pursuant to which the Company may purchase in the aggregate up to $30 million of its common stock. The program expires on August 7, 2010.

Item 6. ***Selected Financial Data.***

The following selected consolidated financial data of the Company have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements. **In connection with its emergence from bankruptcy on November 10, 2003, the Company has adopted fresh-start reporting in accordance with Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.* Accordingly, the Company's post-emergence financial statements ("Successor") will not be comparable with its pre-emergence financial statements ("Predecessor").**

	Successor					Predecessor
	Years Ended December 31,				Period Ended December 31,	Period Ended November 10,
	2007	2006	2005	2004	2003	2003
	(In thousands, except per share data)					
Statement of Operations Data:						
Net revenues	$608,219	$593,254	$537,433	$509,813	$ 62,672	$456,356
Restructuring and impairment charges	4,964	2,974	6,989	8,934	293	24,783
Operating profit	62,130	51,575	36,893	30,091	3,190	9,942
Interest expense	22,685	29,137	24,733	7,930	2,426	856
Income (loss) from continuing operations	38,092	14,131	7,773	15,067	1,259	443,110(1)(2)
Income (loss) from discontinued operations	(8,325)	(16,234)	(8,595)	180,251	(167)	51,282
Net income (loss)	$ 29,767	$ (2,103)	$ (822)	$195,318	$ 1,092	$494,392(1)(2)
Per Share:						
Income (loss) from continuing operations—basic	$3.69	$1.39	$0.77	$1.51	$0.13	$17.33(1)(2)
Income (loss) from continuing operations—diluted	3.29	1.29	0.77	1.50	0.13	17.33(1)(2)
Income (loss) from discontinued operations—basic	(0.81)	(1.60)	(0.86)	18.03	(0.02)	2.01
Income (loss) from discontinued operations—diluted	(0.72)	(1.48)	(0.85)	17.98	(0.02)	2.01
Net income (loss)—basic	2.89	(0.21)	(0.08)	19.53	0.11	19.34(1)(2)
Net income (loss)—diluted	2.57	(0.19)	(0.08)	19.48	0.11	19.34(1)(2)
Dividends(3)	—	—	31.00	7.00	—	—
Balance Sheet Data (at end of period):						
Total assets	$613,979	$730,206	$761,075	$755,519	$1,067,534	
Long-term debt (including current portion)	240,132	345,299	360,269	11,793	251,188	
Total equity	145,609	98,479	85,375	400,427	278,787	

(1) Includes a decrease to the deferred tax asset valuation allowance of $98.5 million.

(2) Includes reorganization items of $400.1 million of income.

(3) During 2005 and 2004, the Company paid special dividends of $31.00 and $7.00 per share, respectively.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following section should be read in conjunction with the consolidated financial statements and the notes indicated elsewhere in this Annual Report. This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements, other than statements of historical facts, included in this Annual Report may constitute forward-looking statements. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. The Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that its assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that these assumptions and expectations will prove to have been correct. Important factors that could cause actual results to differ from these expectations are disclosed in this Annual Report and include various risks, uncertainties and assumptions. Such factors include, but are not limited to, those set forth in the section of this annual report captioned "Business – Risk Factors".

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

Acquisitions

On December 31, 2007, the Company acquired Bay Chemical and Supply Company. The acquisition included the manufacturing facility in Odem, Texas. Bay Chemical and Supply Company produces and distributes aluminum sulfate and other water treatment chemicals for the south Texas municipal water treatment market. The purchase price was $7 million.

On February 6, 2007, the Company acquired the assets of Chalum, Inc. The acquisition included the manufacturing facility in Sacaton, Arizona. Chalum produces aluminum sulfate for the greater Phoenix, Arizona municipal water treatment market. The purchase price was $3 million.

On September 21, 2006, the Company acquired the assets of GAC MidAmerica, Inc. The acquisition included manufacturing facilities in Toledo, Ohio, Indianapolis, Indiana, and Saukville, Wisconsin. GAC produces aluminum sulfate and bleach, as well as distributing specialty water treatment chemicals, sulfuric acid and caustic soda. The purchase price of the transaction was $8 million.

On July 31, 2006, the Company acquired the assets of Precision Engine Products Corp., a wholly owned subsidiary of Stanadyne Corporation. Precision Engine Products is dedicated principally to the manufacturing of hydraulic lash adjusters and die cast aluminum rocker arm assemblies utilized in valve train systems for both OEM and after market applications to the global automotive and light truck markets. Precision Engine Products has manufacturing facilities in Tallahassee, Florida and Curitiba, Brazil. The purchase price of the transaction was $26 million.

On July 27, 2006, the Company acquired the assets of Repauno Products, LLC. The acquisition included the manufacturing facility in Gibbstown, New Jersey. Repauno Products manufactures sodium nitrite which is used in a wide range of industries including metal finishing, heat transfer salts, rubber processing, meat curing, odor control and inks and dyes. The purchase price of the transaction was $6 million.

Discontinued Operations

On July 17, 2007, the Company completed the sale of its wholly-owned subsidiary Defiance Testing and Engineering Services, Inc. On February 16, 2007, the Company completed the sale of its Noma wire and cable harness assembly business. The net proceeds from the transaction were used to repay outstanding debt. During April 2006, the Company completed the sale of its cable and wire manufacturing business in Stouffville, Canada. Proceeds from the transaction were used to repay $22 million of the Company's second lien term loan. During the second quarter of 2005, the Company ceased operations of its printing plate business. The business had become unprofitable as it has experienced severe competitive pressures over the last several years and has been hurt by a continued shift in technology in the printing plate market. Accordingly, all financial information included herein has been reclassified to reflect these businesses as discontinued operations.

Overview

The Company is a holding company whose subsidiaries manufacture industrial components and performance chemicals. GenTek has no independent operations and, therefore, is dependent upon cash flow from its subsidiaries to meet its obligations. It operates through two primary business segments: valve actuation systems and performance chemicals. Its products are frequently highly engineered and are important components of, or provide critical attributes to, its customers' end products or operations. The Company operates over 50 manufacturing and production facilities located primarily in the U.S. and Canada.

Valve Actuation Systems

The valve actuation systems segment provides precision engineered valve actuation systems and components for gasoline and diesel engines in two principal markets: automotive and heavy duty/commercial. Over the last several years the Company's automotive sales and operating profits have been adversely impacted by industry conditions affecting its major customers' operations. Volume reductions and pricing pressure by auto manufacturers and Tier 1 suppliers has resulted in lower volumes and selling prices. Sales to the automotive market, which accounted for approximately 82 percent of the valve actuation systems segment's revenue in 2007, increased approximately 7 percent during the past year, due in large part to the full year impact of the acquisition of Precision Engine Products. The Company expects that revenues for 2008 will decline due to reduced demand in both the automotive and heavy duty/commercial markets. In response to competitive pressures within the automotive market, the valve actuation systems segment has taken aggressive action to improve its cost position. The Company has closed certain facilities, reduced headcount and other operating expenses, and expanded production in its lower cost, non-union facility in Tallahassee, FL.

Due to the Company's dependence on the North American automotive market, production levels of the automotive OEMs influence the valve actuation systems segment's sales and profitability. The North American automobile and light truck "build rate" is one commonly used indicator of such production levels. More specifically, though, the production levels of the individual engine programs that it supplies impact its sales and profitability in the automotive market. The Company's revenues in this market are also influenced, to a lesser degree, by the North American "class 8" heavy duty diesel truck build rate.

Profitability in the Company's valve actuation systems segment can be influenced by a number of factors, including: production levels at its individual manufacturing facilities, as well as the volume and consistency of production levels at its customers' manufacturing facilities; demands from its customers to reduce the prices of its products; the prices it pays for key raw materials and transportation costs.

Performance Chemicals

The performance chemicals segment provides a broad range of value-added chemical products to four principal markets: water treatment, chemical processing, pharmaceutical and personal care, and technology. In the water treatment market its revenues are derived from the sale of water treatment chemicals to large municipal treatment facilities and pulp and paper operations. Sales to the water treatment market which accounts for approximately 51 percent of the performance chemicals segment's revenues, have increased approximately 17 percent over the last year. This increase is principally due to price increases as well as the impact of the acquisitions made over the course of the last two years. The Company anticipates that sales to the water treatment market will grow in 2008 primarily due to the full year impact of the acquisitions made in 2007. In the chemical processing market, its revenues are derived principally from the sale of sulfuric acid regeneration services to large oil refineries on the West Coast of the United States and from the sale of sulfuric acid which is used in the manufacture of synthetic fibers, paper, fertilizers as well as many other products. Sales to the chemical processing market which account for approximately 17 percent of the performance chemicals segment's revenues, have decreased by approximately 13 percent over the last year. This decrease is primarily due to the closure of the Newark, NJ sulfuric acid facility. The Company anticipates that sales to the chemical processing market will grow in 2008 based on the investment in the Augusta Plant expansion. In the pharmaceutical and personal care market, GenTek's revenues are driven by sales of active ingredients to manufacturers of antiperspirants and pharmaceuticals. Sales to the pharmaceutical and personal care market, which account for approximately 19 percent of the performance chemicals segment's revenue, increased by approximately 5 percent over the last year primarily due to price increases. The Company anticipates sales to this market in the year 2008 will decrease based on the recently completed sale of the antiperspirant actives business. In the technology market, GenTek's revenues are derived primarily from the sale of high purity chemicals to producers of semiconductor devices. Sales to the technology market, which account for approximately 13 percent of the performance chemicals segment's revenues, have increased 3 percent over the last year. The Company anticipates that sales into this market will be flat year over year. Operating efficiency and price improvements offsetting raw material and other cost increases are expected to maintain the performance chemicals segment's profitability in 2008.

Profitability in its performance chemicals segment can be influenced by a number of factors, including: competitive market conditions; the volume and consistency of production levels at its customers' consuming locations, production levels at its individual manufacturing facilities; the prices it pays for its key raw materials, including sulfur, sulfuric acid, bauxite, aluminum tri-hydrate and zirconium-based products; and transportation costs.

Corporate and Other

The corporate and other segment provides industrial components for two primary markets; wire and cable, and fluid handling equipment. The Company provides wire and cable for a broad range of applications in the electronic, appliance, automotive and consumer electrical markets. Sales to the wire and cable market which account for approximately 81 percent of corporate and other segment revenue, decreased by approximately 22 percent over the last year. This decrease was the result of reduced sales of commodity wire to the former Noma wire and cable harness assembly operations which were sold in early 2007. The Company expects wire and cable sales in 2008 to be essentially flat. The Company provides fluid handling equipment sold primarily for automotive service applications. Sales to the fluid handling market which account for approximately 19 percent of corporate and other segment revenue, decreased by approximately 5 percent over the last year. The Company expects fluid handling equipment sales in 2008 to be essentially flat.

Profitability in the corporate and other segment can be influenced by a number of factors: production levels at its individual manufacturing facilities, as well as the volume and consistency of production levels at its customers' manufacturing facilities; demands from its customers to reduce the prices of its products; the prices it pays for key raw materials and transportation costs.

Subsequent Event

On February 29, 2008, the Company completed the sale of its antiperspirant actives business to Summit Research Labs, Inc. for $18 million, subject to a working capital adjustment. As part of this transaction the Company will continue to operate the antiperspirant actives manufacturing unit for up to one year under a transition services contract. This business continues to be classified as continuing operations.

Results of Operations

The following table sets forth certain line items from its Consolidated Statements of Operations for the three years ended December 31, 2007 and the corresponding percentage of net revenues for the relevant periods presented as a percentage of revenue for the periods indicated.

	Years Ended December 31,					
	2007		2006		2005	
			(In millions)			
Net revenues	$608.2	100%	$593.3	100%	$537.4	100%
Cost of sales	502.6	83	488.6	82	437.9	81
Selling, general and administrative expense	51.8	9	50.2	8	54.9	10
Net (gain) loss on disposition of long-term assets	(10.0)	(2)	0.5	—	0.2	—
Restructuring and impairment charges	5.0	1	3.0	1	7.0	1
Pension curtailment and settlement (gains) losses	(3.3)	(1)	(0.6)	—	0.6	—
Operating profit	62.1	10	51.6	9	36.9	7
Interest expense	22.7	4	29.1	5	24.7	5
Interest income	0.6	—	0.6	—	0.6	—
Other (income) expense, net	(0.9)	—	0.3	—	(2.4)	—
Income tax provision (benefit)	2.9	—	8.6	1	7.3	1
Income from continuing operations	$ 38.1	6%	$ 14.1	2%	$ 7.8	1%

2007 Compared with 2006

Net revenues were $608 million for the year 2007 compared with $593 million for the prior year. This increase was due to higher sales of $23 million in the performance chemicals segment and $6 million in the valve actuation systems segment partly offset by reduced sales of $14 million in the corporate and other segment. The increase in the performance chemicals segment was due to increased sales into the water treatment market driven in part by the impact of the acquisitions of GAC, Repauno and Chalum. The increase in the valve actuation systems segment was primarily the result of higher sales revenues in the automotive market resulting from the full year impact of the acquisition of Precision Engine Products. Lower sales in the corporate and other segment were due to reduced sales into the wire and cable market.

Gross profit was $106 million for the year 2007 compared with $105 million for the prior year. Gross profit performance was the result of increased gross profit of $15 million in the performance chemicals segment partly offset by reduced gross profit in the valve actuation systems segment of $12 million and the corporate and other segment of $1 million. The increase in the performance chemicals segment gross profit was driven primarily by the strong revenue performance primarily in the water treatment market resulting from the impact of the acquisitions combined with increased prices and higher volumes which more than offset the impact of increased raw material costs. The decrease in gross profit in the valve actuation systems segment was principally due to unfavorable product mix and increased cost related to operational issues in the automotive market.

Net gains on disposition of long-term assets of $10 million were the result of the sale of surplus real estate in the performance chemicals segment located in Denver, CO, El Segundo, CA, and Atlanta, GA.

Selling, general and administrative expense was $52 million for the year ended December 31, 2007 as compared with $50 million in the prior year. This increase is primarily attributable to increased compensation costs of $2 million and increased IT systems costs in the performance chemicals segment of $1 million partly offset by a one-time $1 million insurance settlement realized in the first quarter.

Restructuring and impairment charges were $5 million for the year ended December 31, 2007 as compared with charges of $3 million for the prior year. During 2007, impairment charges of $1 million were recorded to reflect estimated fair values of two closed facilities that are held for sale. Restructuring charges recorded in 2007 included $2 million associated with the closure of a production facility and $2 million for continuing costs from activities initiated during prior years. These restructuring actions have been completed. The Company expects that the closure of the production facility during the current year will result in an estimated annual reduction in employee and facility related expenses of approximately $3 million. The Company began to realize these reductions during 2007. The Company will continue to review its operations, and may record additional restructuring charges to tailor its cost structure to current economic conditions.

During 2007, the Company adopted plan amendments that froze pension plan benefits for hourly employees covered by certain collective bargaining agreements, and closed one of its manufacturing facilities. These actions resulted in a net curtailment gain of $3 million. During 2006, the Company adopted plan amendments that froze pension plan benefits for hourly employees covered by certain collective bargaining agreements, and announced the closure of one of its manufacturing facilities. These actions resulted in a net curtailment gain of $0.6 million.

Operating profit was $62 million for the year 2007 as compared with $52 million for the prior year. The higher operating profit was the result of the gain on disposition of long-term assets and pension curtailments partly offset by lower gross profit and increased selling, general and administrative expense and increased restructuring costs as compared with 2006.

Interest expense was $23 million for the year 2007 as compared to $29 million for the prior year. The reduction in interest expense was the result of lower average principal balances and lower interest rates during 2007 as compared to the prior year.

Income tax expense for the year 2007 was $3 million as compared to $9 million for the year 2006. During 2007, income tax expense was reduced by the reversal of an uncertain tax position of $8 million relating to a prior period and the recognition of a net deferred tax asset for the difference between the tax basis in the stock of a subsidiary and its book basis of $8 million, due to the expectation that the difference will reverse in the foreseeable future, as a result of the impending sale of the subsidiary.

Loss from discontinued operations was $8 million for the year 2007 versus $16 million in 2006. Included in loss from discontinued operations in 2007 is an impairment charge of $6 million related to the Defiance Testing and Engineering Services business. Included in loss from discontinued operations in 2006 are impairment charges of $2 million related to the Canadian wire and cable business and $12 million related to the Noma wire and cable harness assembly business.

2006 Compared with 2005

Net revenues were $593 million for the year 2006 compared with $537 million for the prior year. This increase was due to higher sales of $39 million in the performance chemicals segment, $4 million in the valve actuation systems segment and $13 million in the corporate and other segment. The increase in the performance chemicals segment was due to broad based strength across all market segments as well as the partial year impact of the acquisitions of GAC and Repauno. The increase in the valve actuation systems segment was primarily the result of increased sales in the heavy duty/commercial market as reduced sales in the automotive base business were directly offset by the favorable impact of the acquisition of Precision Engine Products. Higher sales revenues in the corporate and other segment were the result of increased sales into the wire and cable market.

Gross profit was $105 million for the year 2006 as compared with $100 million for 2005. This reflects higher gross profit in performance chemicals of $10 million and corporate and other of $1 million partly offset by lower gross profit in valve actuation systems of $6 million. The increase in the performance chemicals segment gross profit was driven primarily by the strong revenue performance. The increase in gross profit in corporate and other was the result of the sales performance in the wire and cable market. The decrease in gross profit in the valve actuation systems segment was principally due to unfavorable product mix in the automotive market.

Selling, general and administrative expense was $50 million for the year ended December 31, 2006 as compared with $55 million in the prior year. This decrease is primarily attributable to the Company's cost reduction efforts. In addition, 2005 was adversely impacted by a $2 million charge relating to the former Chief Executive Officer's separation from the Company.

Restructuring and impairment charges were $3 million for the year ended December 31, 2006 as compared with charges of $7 million for the prior year ended December 31, 2005. During 2006, impairment charges of $1 million were recorded relating to machinery and equipment for a discontinued product line. Restructuring charges recorded in 2006 included $1 million associated with the closure of two production facilities and $1 million for continuing costs from activities initiated during prior years. Revenues from the affected products were approximately $6 million in 2006, and were discontinued in December, 2006.

During 2006, the Company adopted plan amendments that froze pension plan benefit accruals for hourly employees covered by certain collective bargaining agreements, and announced the closure of one of its manufacturing facilities. These actions resulted in a net curtailment gain of $0.6 million. During 2005, the Company terminated its two defined benefit pension plans relating to former employees of the Company's personal care chemicals manufacturing operations in Ireland, which were closed in 2004. As a result of this action, a settlement loss of $0.6 million was recorded.

Operating profit was $52 million for the year 2006 as compared with $37 million for the prior year. The higher operating profit was the result of higher gross margin and lower selling, general and administrative expense plus the reduction in restructuring costs as compared with 2005.

Interest expense was $29 million for the year 2006 as compared to $25 million for the prior year. The increase in interest expense was the result of higher average principal balances and higher interest rates during 2006 as compared to the prior year.

Income tax expense for the year 2006 was $9 million as compared to $7 million for the year 2005. In both years, the effective tax rate was negatively affected by the impact of the Company's foreign operations. During 2006, this impact was partially offset by a one-time benefit related to the payment of dividends on restricted stock.

Loss from discontinued operations for the year 2006 was $16 million versus $9 million in 2005. Included in loss from discontinued operations in 2006 are impairment charges of $2 million related to the Canadian wire and cable business and $12 million related to the Noma wire and cable harness assembly business. Included in loss from discontinued operations in 2005 is an impairment charge of $7 million relating to the Canadian wire and cable business.

Results of Operations by Segment

2007 Compared with 2006

	Years Ended December 31,		
	2007	2006	Change
		(In millions)	
Net Revenues:			
Valve actuation systems	$152.1	$146.1	$ 6.0
Performance chemicals	396.7	373.3	23.4
Corporate and other	59.5	73.8	(14.3)
Total	$608.2	$593.3	$ 14.9
Operating Profit (Loss):			
Valve actuation systems	$ (0.3)	$ 10.5	$(10.8)
Performance chemicals	64.8	44.7	20.1
Corporate and other	(2.4)	(3.7)	1.3
Total	$ 62.1	$ 51.6	$ 10.5

Valve Actuation Systems Segment

Net revenues for the valve actuation systems segment were $152 million for the year 2007 as compared to $146 million for 2006. This increase was primarily the result of higher sales to the automotive market of $8 million partly offset by lower sales to the heavy duty/commercial market of $2 million. The increase in revenues in the automotive market was primarily due to the full year impact of the acquisition of Precision Engine Products. The decrease in sales in the heavy duty/commercial market was due to reduced volume as customers built inventory in 2006 in anticipation of 2007 changes in engine emission standards as well as engine program losses which more than offset gains. Gross profit was $14 million for the year 2007 as compared to $27 million in 2006. The reduced gross profit was driven by unfavorable product mix in the automotive market as reduced sales of higher margin products sold to the Company's historical OEM customer base were directly offset by increased sales of lower margin products resulting from the acquisition of Precision Engine Products. In addition, 2007 results were adversely impacted by $6 million in operational issues in the automotive market; which included a $3 million expense related to a warranty claim from a customer, $1 million in inefficiencies incurred in the transition of operations from the Perrysburg, OH facility into the lower cost Tallahassee, FL facility, and $1 million in higher costs to support a new product launch in the Toledo, OH facility. Selling, general and administrative expense was $14 million for 2007 which was flat to the comparable prior year period as reduced spending offset the addition of $1 million in added technical resources required to support the new business awards. Restructuring and impairment charges were $3 million for 2007 as compared to $2 million for 2006. Postretirement liability curtailment gains were $2 million for 2007 resulting from the closure of the Perrysburg, OH facility which drove the accelerated recognition of unrecognized gains resulting from previous amendments to the postretirement medical benefits plans. The valve actuation systems segment was at break-even operating profit for 2007 as compared with a $10 million operating profit for 2006. This reduction in operating profit was primarily as a result of the lower gross margin performance in 2007 and higher restructuring and impairment charges partly offset by the postretirement liability curtailment gains.

Performance Chemicals Segment

Net revenues were $397 million for the year 2007 as compared with $373 million for the prior year. This increase was principally the result of higher sales into the water treatment, pharmaceutical and personal care and technology markets of $29 million, $4 million and $1 million, respectively, partially offset by lower sales into the chemical processing market of $11 million. The increase in revenues is primarily the result of the pass through of higher raw material prices and freight costs. In addition, the impact of acquisitions in the water treatment market contributed increased revenues of $15 million as compared to prior year. The reduced revenues in the chemical processing market were primarily the result of the closure of the Newark, NJ sulfuric acid facility. Gross profit for 2007 was $86 million as compared to $71 million for the prior year. The increase was principally the result of the strong volumes and increased prices in excess of previously incurred raw material cost increases. The acquisitions made in the water treatment market resulted in an increase in gross profit of $3 million as compared to prior year. 2007 gross profit benefited by the recovery of $3 million in expenses associated with the previously settled Richmond lawsuit and $2 million resulting from credits for the transfer of excess emission allowances partly offset by a $3 million increase to the environmental liability based on new information and regulatory requirements. Gains on disposition of long term assets of $10 million were driven by the sale of surplus real estate. Selling, general and administrative expense was $30 million for the year 2007 as compared with $26 million for 2006. The increase was principally due to increased IT system operating costs of $1 million, higher incentive compensation expenses of $1 million and increased allocations of corporate overhead costs of $2 million reflective of the performance chemicals segment comprising a larger portion of the Company. Restructuring and impairment charges were $2 million for the year 2007 as compared with a $1 million charge recorded during 2006. The 2007 charges relate to the actions to exit the Newark, NJ sulfuric acid production facility. Pension liability curtailment gains were $1 million for 2007 which was flat with the prior year. Operating income for 2007 was $65 million as compared with $45 million for 2006. The increase was principally due to the increased gross profit plus the gain on disposition of long term assets partly offset by the increased selling, general and administrative expense and restructuring charges in the current year.

Corporate and Other Segment

Net revenues were $59 million for the year 2007 as compared with $74 million for the prior year period. Reduced revenue was the result of lower sales in the wire and cable market. Gross profit for the year 2007 was $5 million as compared to $7 million for the prior period. The reduced gross profit was the result of the lower revenue performance and increased raw material costs in the wire and cable market. Selling, general and administrative expense was $8 million for 2007 as compared to $10 million in 2006. Operating loss for 2007 was $2 million, as compared to $4 million in the prior year. The operating loss was the result of lower gross profit offset by reduced selling, general and administrative expense.

2006 Compared with 2005

	Years Ended December 31,		
	2006	2005	Change
		(In millions)	
Net Revenues:			
Valve actuation systems	$146.1	$142.2	$ 3.9
Performance chemicals	373.3	334.1	39.2
Corporate and other	73.8	61.1	12.7
Total	$593.3	$537.4	$55.9
Operating Profit (Loss):			
Valve actuation systems	$ 10.5	$ 17.4	$ (6.9)
Performance chemicals	44.7	29.4	15.3
Corporate and other	(3.7)	(9.8)	6.1
Total	$ 51.6	$ 36.9	$14.7

Valve Actuation Systems Segment

Net revenues for the valve actuation systems segment were $146 million for the year 2006 as compared to $142 million for 2005. This increase was the result of higher sales into the heavy duty/commercial market. Revenues in the automotive market were flat as reduced sales to the Company's existing North American automotive customer base of $20 million were directly offset by revenue resulting from the acquisition of Precision Engine Products. Gross profit was $27 million for the year 2006 as compared to $33 million for 2005. This decrease is principally due to reduced volumes and unfavorable product mix in the automotive market. Selling, general and administrative expense was $14 million for 2006 as compared to $13 million in 2005. Restructuring and impairment charges were $2 million for 2006 and $3 million for 2005. Operating profit for 2006 was $11 million as compared with $17 million for 2005. This decrease was the result of the above-mentioned lower gross profit and the slightly higher selling, general and administrative expense and higher restructuring charges.

Performance Chemicals Segment

Net revenues were $373 million for the year 2006 as compared with $334 million for the prior year period. This was due to higher sales in the Company's water treatment, chemical processing, technology, and pharmaceutical and personal care product lines of $22 million, $6 million, $5 million, and $5 million, respectively. The increase in sales was due to increased pricing of $24 million which was primarily the result of the pass through of higher raw material costs, increased volumes in the sulfur products and technology markets of $8 million as well $7 million attributable to the acquisition of the assets of Repauno and GAC during 2006. Gross profit was $71 million as compared with $61 million for the prior year. The increase in gross profit was primarily attributable to the increase in revenues. Reduced environmental remediation costs of $3 million versus the prior period were offset by an insurance recovery of $3 million in 2005 related to the Company's closed Delaware Valley Works South Plant. Selling, general and administrative expense was $26 million for the year 2006 as compared with $29 million for 2005. This decrease was primarily due to cost reduction efforts. There were no net restructuring and pension curtailment charges in 2006 as compared with $3 million of charges recorded during 2005. Operating profit for 2006 was $45 million as compared with $29 million for 2004. The increase was principally due to the increased gross profit, lower selling, general and administrative expense and increased operating efficiencies.

Corporate and Other Segment

Net revenues were $74 million for the year 2006 as compared with $61 million for the prior year period. Increased revenue was the result of higher sales in the wire and cable market. Gross profit for the year 2006 was $7 million as compared to $6 million for the prior period. The increased gross profit was the result of the strong revenue performance in the wire and cable market. Selling, general and administrative expense was $10 million for 2006 as compared to $14 million in 2005. This reduced spending was a result of the Company's cost reduction efforts. In addition, 2005 was adversely impacted by a $2 million charge relating to the former Chief Executive Officer's separation from the Company. There were no net restructuring and pension curtailment charges in 2006 as compared with $2 million of charges recorded during 2005. The charges recorded in 2005 were the result of the closure of the Company's Southfield, MI offices. Operating loss for 2006 was $4 million as compared with $10 million for 2005. This improvement was the result of the above-mentioned increased gross profit and the lower selling, general and administrative expense and restructuring charges.

Liquidity and Capital Resources

Cash and cash equivalents were $16 million at December 31, 2007, compared with $5 million at December 31, 2006. Significant cash flows during 2007 included acquisitions of $10 million, capital expenditures of $29 million, and net debt payments of $104 million offset by proceeds from asset sales of $15 million and cash provided by operations of $45 million. The Company had working capital (current assets minus current liabilities) of $93 million at December 31, 2007 as compared with working capital of $168 million at December 31, 2006. This decrease is primarily a result of a decrease in assets and liabilities held for sale in connection with the sale of the Noma wire and cable harness assembly business.

Cash payments for employee termination costs and facility exit costs totaled $5 million in the year ended December 31, 2007. These restructuring actions have been completed.

The Company's primary credit facilities consists of a first lien term loan and a $60 million revolving credit facility (the "Credit Facilities"). The first lien loan is due on February 28, 2011 and carries an interest rate of LIBOR plus 2 percent or base rate plus 1 percent. The $60 million revolving credit facility matures on February 28, 2010 and currently carries an interest rate of LIBOR plus 2.25 percent subject to rate changes under a pricing grid if the Company's leverage ratio changes. The Credit Facilities are secured by liens on substantially all of the personal property and certain real property of the Company and its domestic subsidiaries. The Credit Facilities contain covenants which impose certain restrictions on the Company's ability to, among other things, incur additional debt, pay dividends, make investments or sell assets. Additionally, certain non-recurring cash inflows such as proceeds from asset sales, insurance recoveries, and equity offerings may have to be used to pay down indebtedness and may not be reborrowed. The material financial covenants with which the Company must comply include a maximum leverage ratio of 3.5, a minimum interest coverage ratio of 3.00, and a maximum amount of capital expenditures of $42 million in 2008 (plus $15 million of available carryover from 2007) and $33 million in 2009. The maximum amount of capital expenditures will be increased if the prior year's maximum amount was not reached by the amount of the shortfall up to a maximum increase of $15 million. At December 31, 2007, the Company was in compliance with the covenants in the Credit Facilities.

In April 2005, the Company entered into two no-cost interest rate collar agreements, effectively hedging $185 million of its LIBOR-based floating rate term debt for five years. As a result of entering into the agreements, the interest rate to be paid by the Company relating to the hedged portion of its debt will be based on a minimum three-month LIBOR rate of 4.05 percent on average and a maximum three-month LIBOR rate of 5.00 percent.

During 2007, the Company made $29 million of capital expenditures. Capital expenditures are expected to be approximately $45 to $50 million in 2008. Contributions to pension plan trusts are expected to be approximately $3 million in 2008.

On August 7, 2007, the Company's board of directors authorized a stock repurchase program pursuant to which the Company will purchase in the aggregate up to $30 million of its common stock in open market and negotiated purchases over a period of three years, dependent upon market conditions. This program does not obligate the Company to acquire any particular amount of common stock and the program may be suspended at any time at the Company's discretion. During 2007, the Company repurchased 121,354 shares for a total of $4 million in accordance with the terms of a Rule 10b5-1 trading program which the Company entered into to effectuate the stock repurchase program.

Management believes that the Company's cash flow from operations and availability under its revolving credit facility will be sufficient to cover debt service requirements, capital expenditures, and working capital requirements during 2008.

Off-Balance Sheet Agreements

The Company has approximately $8 million of standby letters of credit outstanding as of December 31, 2007.

Contractual Obligations

	Payments Due by Period[1] (In thousands)				
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt	$ 2,851	$178,640	$58,505	$136	$240,132
Interest on outstanding debt[2]	15,402	27,455	631	10	43,498
Operating leases	3,576	5,364	1,170	170	10,280
Total contractual obligations	$21,829	$211,459	$60,306	$316	$293,910

(1) Unrecognized tax benefits and interest theron totaling $7,342 have not been included in these amounts as the Company is unable to make reasonably reliable estimates of the periods of potential settlement.

(2) Reflects interest on debt balances outstanding at year end using interest rates in effect at December 31, 2007. Interest is calculated based on contractual maturity dates and does not reflect any prepayments.

Environmental Matters

The Company's various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada and other countries. The Company believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available at this time with respect to potential liability involving these facilities, the Company believes that any such liability will not have a material adverse effect on its financial condition, cash flows or results of operations. However, modifications of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, could require the Company to make expenditures which may be material or otherwise adversely impact the Company's operations. See also Item 1. "Business – Environmental Matters."

The Company's accruals for environmental liabilities are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. At December 31, 2007, accruals for environmental matters were $25 million. The Company maintains a comprehensive insurance program, including customary comprehensive general liability insurance for bodily injury and property damage caused by various activities and occurrences and significant excess coverage to insure against catastrophic occurrences. However, the Company generally does not maintain insurance other than as described above for potential liabilities related specifically to remediation of existing environmental contamination or future environmental contamination, if any.

The Company maintains a program to manage its facilities' compliance with environmental laws and regulations. Expenditures for 2007 approximated $13 million (of which approximately $4 million represented capital expenditures and approximately $9 million related to ongoing operations and the management of potential environmental contamination from prior operations). Expenditures for 2006 approximated $8 million (of which approximately $1 million represented capital expenditures and approximately $7 million related to ongoing operations and the management of potential environmental contamination from prior operations). The Company expects expenditures similar to 2007 levels in 2008. In addition, if environmental laws and regulations affecting the Company's operations become more stringent, costs for environmental compliance may increase above historical levels.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, *Share-Based Payment (Revised 2004) ("SFAS 123R")*. This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using the intrinsic value method and generally requires that such transactions be accounted for using a fair value method. The Company adopted SFAS 123R using the modified prospective transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to January 1, 2006 and all share-based payments granted subsequent to December 31, 2005 over the related vesting period. Prior to January 1, 2006, the Company applied the intrinsic value method prescribed in APB Opinion No. 25 in accounting for employee stock based compensation. Prior period results have not been restated.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007. The adoption, which was accounted for as a cumulative effect adjustment, resulted in an increase to the January 1, 2007 balance of retained earnings (deficit) of $2.8 million.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles and expand disclosures about fair value measurements. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. Certain provisions of this Statement were effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB deferred the implementation of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operation or financial condition.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans-an Amendment of FASB Statements No. 87, 88, 106 and 132(R)*, ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Employers are required to initially recognize the funded status and provide the required disclosures beginning for fiscal year ends after December

15, 2006. The net impact on the December 31, 2006 balance sheet was to decrease prepaid pension costs by $1.7 million, decrease other current liabilities by $0.9 million, reduce accrued pension and postretirement benefit costs by $10.4 million and increase deferred tax liabilities by $1.2 million, with the offset increasing stockholders' equity by $8.3 million. Additionally, for fiscal years ending after December 15, 2008, SFAS 158 will require employers to measure the plan assets and obligations as of the date of the employer's fiscal year end. The Company currently utilizes a measurement date of October 31. The Company does not anticipate the change in the fiscal year end measurement date to have a material impact on the Company's results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No. 115*, ("SFAS No. 159"), which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operation or financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS 141R if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operation or financial condition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements. The significant accounting policies which it believes are the most critical to the understanding of reported financial results include the following:

Revenue Recognition – GenTek recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized from product sales when title and risk of loss has passed to the customer consistent with the related shipping terms, generally at the time products are shipped. The Company records a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition. Provisions for sales returns and other allowances are determined using management's judgments of required amounts, based upon the Company's historical experience. Actual returns could differ from these estimates. However, if the total actual level of sales returns differed from management's estimates by 10 percent, the effect would not be material.

Deferred Taxes – GenTek records a valuation allowance to reduce its deferred tax assets to the amount the Company believes is more likely than not to be realized based upon historical taxable income, projected future taxable income and available tax planning strategies. Its estimates of future taxable income are based upon its current operating forecast, which it believes to be reasonable. The Company will continue to monitor the likelihood of realizing its net deferred tax assets and future adjustments to the deferred tax asset valuation allowances will be recorded as necessary. However, different assumptions regarding its current operating forecast could materially affect its estimates.

Unrecognized tax benefits – In accordance with FIN 48, the Company evaluates a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize in the consolidated statement of operations and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold a tax reserve is established and no benefit is recognized. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserve for uncertain tax positions is properly recorded pursuant to the recognition and measurement provisions of FIN 48.

Purchase Accounting – GenTek applies the purchase method of accounting for acquisitions. Under this method, the purchase price, including any capitalized acquisition costs is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess recorded as goodwill. The determination of fair values of such assets and liabilities require significant judgments and estimates such as projected cash flows, discount rates, royalty rates, and remaining useful lives. The initial fair values assigned to certain of these acquisitions are preliminary and may be revised prior to finalization, which is to be completed within a reasonable period, generally within one year of acquisition. Different assumptions and estimates that underlie the fair value assessments could materially affect its results.

Impairment of Goodwill and Indefinite Lived Intangible Assets – GenTek records impairment losses on goodwill and indefinite lived intangible assets based upon an annual review of the value of the assets or when events and circumstances indicate that the asset might be impaired and when the recorded value of the asset is more than its fair value. The Company performs its goodwill impairment testing utilizing a two-step process. In the first step, the fair value of the reporting units is compared with their carrying amounts, including goodwill. Estimates of fair value are based on a number of factors, including independent appraisals and current operating forecasts. If required, the second step of the goodwill impairment test compares the implied fair value of the goodwill with its carrying amount. The implied fair value of the goodwill is determined by allocating the fair value determined in the first step to all of the assets and liabilities included in the reporting unit as if the unit had been acquired in a business combination, then comparing the fair value of the unit to the amounts assigned to the assets and liabilities, with any excess becoming the implied fair value of goodwill. Impairment testing for indefinite lived intangible assets is performed separately from goodwill impairment testing. Significant assumptions that underlie the fair value estimates include future growth rates and weighted average cost of capital rates. However, different assumptions regarding its current operating forecast could materially affect its results.

Impairment of Long-Lived Assets – GenTek records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In this case, the Company records an impairment loss equal to the difference between the fair value of the long-lived assets and their carrying amount. Management's estimates of fair value are based on discounted cash flow analyses and/or independent appraisals. Significant assumptions underlying these estimates include future growth rates and weighted average cost of capital rates. Its estimates of future cash flows are based upon its current operating forecast, which it believes to be reasonable. However, different assumptions regarding such cash flows or other assumptions that underlie its fair value estimates could materially affect its results.

Pension and Other Postretirement Benefits – GenTek records pension and other postretirement benefit costs based on amounts developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. For example, holding all other components of the calculations constant, a change in the assumed discount rate by ¼ percent would change 2007 pension and other postretirement benefit costs by approximately $0.1 million and the projected pension and other postretirement benefit obligations by approximately $7 million. A change in the expected long-term rate of return on plan assets of 1 percent would change 2007 pension cost by approximately $2 million. Material changes in pension and other postretirement benefit costs may occur in the future due to changes in these assumptions, differences between actual experience and the assumptions used and changes in the benefit plans.

Environmental Liabilities – GenTek has recorded accruals for environmental liabilities based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. These estimates are established based upon information available to management to date, including the nature and extent of any environmental contamination, the available remedial alternatives, cost estimates obtained from outside consultants for the implementation of such remedial alternatives, the Company's experience with similar activities undertaken at similar sites, and the legal and regulatory framework in the jurisdiction in which the liability arose. Differences between actual amounts incurred and its estimates or the receipt of new information with respect to these liabilities could have a material effect on its estimates and results of operations. In addition, discovery of unknown environmental contamination, the adoption of new laws or regulations or modifications or changes in enforcement of existing laws and regulations could require adjustments to these accruals.

The impact and any associated risks related to these policies on its business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect its reported and expected financial results.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

The Company's cash flows and earnings are subject to fluctuations resulting from changes in interest rates, foreign currency exchange rates and commodity prices and the Company selectively uses financial instruments to manage these risks. The Company's objective in managing its exposure to changes in interest rates, foreign currency exchange rates and commodity prices is to reduce volatility on earnings and cash flow associated with such changes. The Company has not entered, and does not intend to enter, into financial instruments for speculation or trading purposes.

Interest rate risk

At December 31, 2007, the Company's debt financing consisted primarily of amounts outstanding under the Company's credit facility. The borrowings outstanding under the Company's credit facility are collateralized by substantially all of the personal property and certain real property of the Company and its domestic subsidiaries. Borrowings under the Company's credit facility are sensitive to changes in interest rates. Given the existing level of borrowings under the credit facility of $239 million as of December 31, 2007, a one percent change in the weighted-average interest rate would have an interest impact of approximately $0.1 million each month.

Principal Balance	Fair Value	Weighted-Average Interest Rate at December 31, 2007	Scheduled Maturity
$239 million	$234 million	7.13%	February 28, 2011

The Company has two interest rate collar agreements in the aggregate notional amount of $185 million, in order to hedge against the effect that interest rate fluctuations may have on the Company's floating rate debt. The interest rate to be paid is based on a minimum three-month LIBOR of 4.05 percent on average and a maximum three-month LIBOR of 5.00 percent. These interest rate collar agreements are scheduled to mature in 2010. The fair value of the agreements was $(2.4) million at December 31, 2007.

Foreign currency exchange rate and commodity price risks

The Company measures the market risk related to its holding of financial instruments based on changes in foreign currency rates and commodity prices using a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10 percent change in foreign currency exchange rates and commodity prices. Such analysis indicates that a hypothetical 10 percent change in foreign currency exchange rates or commodity prices would not have a material impact on the fair values, cash flows or earnings of the Company.

Item 8. ***Financial Statements and Supplementary Data.***

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GenTek Inc.
Parsippany, New Jersey

We have audited the accompanying consolidated balance sheets of GenTek Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GenTek Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted (1) Financial Accounting Standards Board's Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" as of January 1, 2007 which changed the accounting for uncertain tax positions; (2) the recognition and disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)* as of December 31, 2006, which changed its method of accounting for pension and postretirement benefits; and (3) SFAS No. 123(R), *Share-Based Payment*, as of January 1, 2006, which changed its method of accounting for stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Parsippany, New Jersey
March 17, 2008

GENTEK INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2007	2006	2005
Net revenues	$608,219	$593,254	$537,433
Cost of sales	502,596	488,637	437,883
Selling, general and administrative expense	51,820	50,240	54,884
Net (gain) loss on disposition of long-term assets	(10,031)	472	158
Restructuring and impairment charges	4,964	2,974	6,989
Pension and postretirement liability curtailment and settlement (gains) losses	(3,260)	(644)	626
Operating profit	62,130	51,575	36,893
Interest expense	22,685	29,137	24,733
Interest income	646	604	557
Other (income) expense, net	(854)	347	(2,388)
Income from continuing operations before income taxes	40,945	22,695	15,105
Income tax provision	2,853	8,564	7,332
Income from continuing operations	38,092	14,131	7,773
Income (loss) from discontinued operations (net of tax of $641, $(7,160) and $(4,363), respectively)	(8,325)	(16,234)	(8,595)
Net income (loss)	$ 29,767	$ (2,103)	$ (822)
Earnings per common share – basic:			
Income from continuing operations	$ 3.69	$ 1.39	$ 0.77
Income (loss) from discontinued operations	(0.81)	(1.60)	(0.86)
Net income (loss)	$ 2.89	$ (0.21)	$ (0.08)
Earnings per common share – assuming dilution:			
Income from continuing operations	$ 3.29	$ 1.29	$ 0.77
Income (loss) from discontinued operations	(0.72)	(1.48)	(0.85)
Net income (loss)	$ 2.57	$ (0.19)	$ (0.08)

See the accompanying notes to the consolidated financial statements.

GENTEK INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2007	December 31, 2006 As Restated – See Note 18
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,089	$ 5,237
Receivables, net	74,004	77,305
Inventories	51,184	46,885
Deferred income taxes	39,675	31,578
Assets held for sale	5,617	136,294
Other current assets	6,320	6,511
Total current assets	192,889	303,810
Property, plant and equipment, net	218,525	224,102
Goodwill	147,158	139,497
Intangible assets, net	48,488	54,703
Other assets	6,919	8,094
Total assets	$613,979	$730,206
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 44,707	$ 42,639
Accrued liabilities	52,260	56,181
Current portion of long-term debt	2,851	4,612
Liabilities of businesses held for sale	—	32,753
Total current liabilities	99,818	136,185
Long-term debt	237,281	340,687
Pension and postretirement obligations	51,270	85,501
Other liabilities	80,001	69,354
Total liabilities	468,370	631,727
Equity:		
Preferred stock, $.01 par value; authorized: 10,000,000 shares; none issued or outstanding	—	—
Common stock, no par value; authorized: 100,000,000 shares; issued: 10,605,265 and 10,359,716 shares at December 31, 2007 and 2006, respectively	86,444	83,516
Warrants	7,776	8,355
Accumulated other comprehensive income	21,510	8,550
Retained earnings (deficit)	30,890	(1,678)
Treasury stock, at cost: 35,081 and 12,198 shares at December 31, 2007 and 2006, respectively	(1,011)	(264)
Total equity	145,609	98,479
Total liabilities and equity	$613,979	$730,206

See the accompanying notes to the consolidated financial statements.

GENTEK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2007	2006 As Restated – See Note 18	2005 As Restated – See Note 18
Cash flows from operating activities:			
Net income (loss)	$ 29,767	$ (2,103)	$ (822)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss from discontinued operations	8,325	16,234	8,595
Pension and postretirement liability curtailment gains	(3,260)	(644)	—
Depreciation and amortization	35,705	33,836	34,372
Asset impairment charges	914	1,231	1,852
Net (gain) loss on disposition of long-term assets	(10,031)	472	(1,633)
Long-term incentive plan costs, net	3,698	1,793	1,176
Excess tax benefit from long-term incentive plan	(703)	(318)	—
(Increase) decrease in receivables	6,639	3,501	(7,840)
(Increase) decrease in inventories	(3,088)	(2,229)	21
(Increase) decrease in deferred tax assets	(12,158)	(4,961)	(14,828)
Increase (decrease) in accounts payable	(1,403)	3,415	796
Increase (decrease) in accrued liabilities	(434)	5,609	(6,282)
Increase (decrease) in other liabilities and assets, net	(6,448)	2,073	(16,469)
Net cash provided by (used for) continuing operations	47,523	57,909	(1,062)
Net cash provided by (used for) discontinued operations	(2,339)	(17,539)	7,244
Net cash provided by operating activities	45,184	40,370	6,182
Cash flows from investing activities:			
Capital expenditures	(28,822)	(20,106)	(24,305)
Proceeds from sales or disposals of long-term assets	14,997	849	2,499
Proceeds from (purchase of) short-term investments	—	2,367	(2,229)
Acquisition of businesses net of cash acquired*	(9,946)	(40,119)	—
Net cash used for continuing operations	(23,771)	(57,009)	(24,035)
Net cash provided by (used for) discontinued operations	96,945	28,383	(6,892)
Net cash provided by (used for) investing activities	73,174	(28,626)	(30,927)
Cash flows from financing activities:			
Proceeds from revolving credit facility	77,750	17,750	54,500
Repayments of revolving credit facility	(87,750)	(7,750)	(54,500)
Issuance of long-term debt	50,000	929	382,000
Repayment of long-term debt	(143,333)	(24,589)	(26,561)
Deferred financing costs	(378)	(396)	(10,733)
Dividends	—	(2,367)	(310,742)
Exercise of stock options and warrants	887	872	708
Excess tax benefit from long-term incentive plan	703	318	—
Payments to acquire treasury stock	(747)	(178)	(86)
Repurchase and retirement of common stock	(3,560)	—	—
Other	382	—	—
Net cash provided by (used for) continuing operations	(106,046)	(15,411)	34,586
Net cash used for discontinued operations	(2,163)	(1,738)	(7,319)
Net cash provided by (used for) financing activities	(108,209)	(17,149)	27,267
Effect of exchange rate changes on cash	703	10	(151)
Increase (decrease) in cash and cash equivalents	10,852	(5,395)	2,371
Cash and cash equivalents at beginning of period	5,237	10,632	8,261
Cash and cash equivalents at end of period	$ 16,089	$ 5,237	$ 10,632
Supplemental information:			
Cash paid (refunded) for income taxes[1]	$ 3,899	$ (287)	$ (287)
Cash paid for interest[2]	$ 23,240	$ 29,730	$ 19,500
Capital expenditures incurred but not yet paid	$ 9,163	$ 5,716	$ 3,519
*Acquisition of businesses, net of cash acquired:			
Working capital, other than cash	$ (1,641)	$(10,771)	$ —
Property, plant and equipment	(1,665)	(21,647)	—
Other assets	(7,642)	(13,438)	—
Current liabilities	378	—	—
Non-current laibilities	624	5,737	—
Total cash used to acquire businesses	$ (9,946)	$(40,119)	$ —

(1) Includes cash paid for income taxes related to discontinued operations of $0 and $(4) for the years ended December 31, 2006 and 2005, respectively.

(2) Includes cash paid for interest related to discontinued operations of $372 and $408 for the years ended December 31, 2006 and 2005, respectively.

See the accompanying notes to the consolidated financial statements.

GENTEK INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Years Ended December 31, 2007
(In thousands, except per share data)

	Common Stock	Unearned Compensation	Warrants	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
Balance at January 1, 2005	$ 271,690	$(2,123)	$8,361	$ —	$ (886)	$ 123,385	$ 400,427
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(822)	(822)
Minimum pension liability adjustments (net of tax of $(2,197))	—	—	—	—	(3,357)	—	(3,357)
Foreign currency translation adjustments (net of tax of $(95))	—	—	—	—	(145)	—	(145)
Change in unrealized gain on derivative instruments (net of tax of $345)	—	—	—	—	527	—	527
Comprehensive loss							(3,797)
Long-term incentive plan grants, net	(88)	1,264	—	—	—	—	1,176
Exercise of warrants	2	—	—	—	—	—	2
Dividends ($31.00 per share)	(190,917)	—	—	—	—	(122,138)	(313,055)
Exercise of stock options	708	—	—	—	—	—	708
Acquisition of treasury stock	—	—	—	(86)	—	—	(86)
Balance at December 31, 2005	81,395	(859)	8,361	(86)	(3,861)	425	85,375
Components of comprehensive income:							
Net loss	—	—	—	—	—	(2,103)	(2,103)
Minimum pension liability adjustment (net of tax of $2,494) (as Restated – see Note 18)	—	—	—	—	3,811	—	3,811
Foreign currency translation adjustments (net of tax of $59)	—	—	—	—	92	—	92
Change in unrealized gain on derivative instruments (net of tax of $157)	—	—	—	—	239	—	239
Comprehensive income (as Restated – see Note 18)							2,039
Adjustment to initially apply FASB Statement No. 158 (net of tax of $1,198) (as Restated – see Note 18)	—	—	—	—	8,269	—	8,269
Long-term incentive plan grants, net	1,243	859	—	—	—	—	2,102
Exercise of warrants	48	—	(6)	—	—	—	42
Exercise of stock options	830	—	—	—	—	—	830
Acquisition of treasury stock	—	—	—	(178)	—	—	(178)
Balance at December 31, 2006 (as Restated see Note 18)	83,516	—	8,355	(264)	8,550	(1,678)	98,479
Cumulative effect of change in accounting for uncertain tax positions	—	—	—	—	—	2,801	2,801
Components of comprehensive income:							
Net income	—	—	—	—	—	29,767	29,767
Pension and postretirement liability adjustments (net of tax $12,722)	—	—	—	—	15,271	—	15,271
Foreign currency translation adjustments (net of tax of $41)	—	—	—	—	61	—	61
Change in unrealized gain/(loss) on derivative instruments (net of tax of $(1,552)	—	—	—	—	(2,372)	—	(2,372)
Comprehensive income							42,727
Long-term incentive plan grants, net	4,640	—	—	—	—	—	4,640
Exercise and cancellation of warrants	586	—	(579)	—	—	—	7
Exercise of stock options	880	—	—	—	—	—	880
Acquisition of treasury stock	—	—	—	(747)	—	—	(747)
Repurchase and retirement of common stock	(3,560)	—	—	—	—	—	(3,560)
Other	382	—	—	—	—	—	382
Balance at December 31, 2007	$ 86,444	$ —	$7,776	$(1,011)	$21,510	$ 30,890	$ 145,609

See the accompanying notes to the consolidated financial statements.

GENTEK INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 1—Basis of Presentation

GenTek Inc. ("GenTek" or the "Company") is a holding company with no independent operations and, therefore, is dependent upon cash flow from its subsidiaries to meet obligations. GenTek's subsidiaries operate through two primary business segments: valve actuation systems and performance chemicals. The valve actuation systems segment provides precision engineered valve actuation systems and components to two principal markets: automotive and heavy duty/commercial. The performance chemicals segment provides a broad range of value-added chemical products to four principal markets: water treatment, chemical processing, pharmaceutical and personal care and technology. The Company operates over 50 manufacturing and production facilities located primarily in the U.S. and Canada.

During the second quarter of 2005, the Company ceased operations of its printing plate business. During April 2006, the Company completed the sale of its cable and wire manufacturing business in Stouffville, Canada. On February 16, 2007, the Company completed the sale of its Noma wire and cable harness assembly business. On July 17, 2007, the Company completed the sale of its wholly owned subsidiary Defiance Testing and Engineering Services, Inc. Accordingly, these businesses have been classified as discontinued operations. See Note 16.

Note 2—Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. Investments in affiliates in which ownership is at least 20 percent, but less than a majority voting interest, are accounted for using the equity method. Investments in less than 20 percent owned affiliates are accounted for using the cost method. Intercompany balances and transactions are eliminated in consolidation.

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for certain domestic production inventories and the first-in, first-out ("FIFO") or average-cost method for all other inventories. Production inventory costs include material, labor and factory overhead.

Property, plant and equipment are carried at cost and are depreciated principally using the straight-line method. Estimated lives range from five to 35 years for buildings and leasehold improvements and three to 15 years for machinery and equipment.

Intangible assets that have finite lives are amortized using the straight-line method, over their estimated useful lives, which range from four to 15 years.

The Company reviews long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of these assets against the estimated undiscounted future cash flows to be generated by the assets. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the carrying values are adjusted to their fair values, which have been determined on a discounted cash flow basis. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

The Company reviews goodwill and indefinite lived intangible assets separately for impairment annually (as of October 31) and whenever events and circumstances indicate that the recorded value of the assets might be more

(Dollars in thousands, except per share data)

than its fair value. Estimated fair values are determined based upon a number of factors, including market information and current operating forecasts.

Accruals for product warranties are estimated based upon historical warranty experience and are recorded at the time revenue is recognized or when a specific claim is both probable and can be estimated.

Accruals for environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such a liability can be reasonably estimated.

Accruals for pension and other postretirement benefit costs utilize a number of accounting mechanisms that reduce the volatility of reported costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees. Additionally, the impact of asset performance on pension expense is recognized over a five-year phase-in period though a "market-related" value of assets calculation. Since the market-related value of assets recognizes investment gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized.

Assets and liabilities of foreign subsidiaries are translated into US dollars at the year-end exchange rate while revenues and expenses are translated monthly at the average exchange rate for each month. The resulting translation adjustments are made directly to accumulated other comprehensive income. Gains and losses resulting from transactions of the Company and its subsidiaries, which are made in currencies other than their functional currency (different from their own), are included in earnings as they occur and reflected within other income (expense).

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized from product sales when title and risk of loss has passed to the customer consistent with the related shipping terms, generally at the time products are shipped. The Company records a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition.

The Company records shipping and handling costs in cost of sales.

Effective January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment (Revised 2004)* ("SFAS 123R"). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based compensation using the intrinsic value method and generally requires that such transactions be accounted for using a fair value method. The Company adopted SFAS 123R using the modified prospective transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to January 1, 2006 and all share-based payments granted subsequent to December 31, 2005 over the related vesting period. Prior to January 1, 2006, the Company applied the intrinsic value method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees* in accounting for employee stock based compensation. Prior period results have not been restated.

(Dollars in thousands, except per share data)

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value based method to recognize stock-based employee compensation for the year ended December 31, 2005:

	Year Ended December 31, 2005
Net loss as reported	$ (822)
Add: Stock-based employee compensation expense included in net income determined under intrinsic value method, net of related tax effects	1,176
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,430)
Pro forma net loss	$(1,076)
Loss per share:	
Basic—as reported	$ (0.08)
Basic—pro forma	$ (0.11)
Diluted—as reported	$ (0.08)
Diluted—pro forma	$ (0.11)

For purposes of this calculation, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2005
Dividend yield	—
Expected volatility	22%
Risk-free interest rate	3.97%
Expected holding period (in years)	4
Weighted average fair value	$2.94

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Company does not hold or issue financial instruments for trading purposes. The Company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates and commodity prices. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in earnings or as adjustments of carrying amounts when the hedged transaction occurs.

The components of accumulated other comprehensive income (loss) are as follows:

	December 31,	
	2007	2006
Foreign currency translation	$ 613	$ 552
Unrecognized pension and postretirement (costs) credits	22,451	7,180
Net unrealized gain/(loss) on derivative instruments	(1,554)	818
Accumulated other comprehensive income	$21,510	$8,550

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a

(Dollars in thousands, except per share data)

recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties related to uncertain tax positions as a component of the provision for income taxes. See Note 6.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles and expand disclosures about fair value measurements. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. Certain provisions of this Statement were effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB deferred the implementation of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operation or financial condition.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans – Amendment of FASB Statements No. 87, 88, 106 and 132(R)*, ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Employers are required to initially recognize the funded status and provide the required disclosures beginning for fiscal year ends after December 15, 2006. The net impact on the December 31, 2006 balance sheet was to decrease prepaid pension costs by $1,749, decrease other current liabilities by $862, reduce accrued pension and postretirement benefit costs by $10,354 and increase deferred tax liabilities by $1,198, with the offset increasing stockholders' equity by $8,269. These amounts have been restated from what was previously reported. See Note 18. Additionally, for fiscal years ending after December 15, 2008, SFAS 158 will require employers to measure the plan assets and obligations as of the date of the employer's fiscal year end. The Company currently utilizes a measurement date of October 31. The Company does not anticipate the change in the fiscal year end measurement date to have a material impact on the Company's results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No. 115*, ("SFAS No. 159"), which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operation or financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS 141R if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards

(Dollars in thousands, except per share data)

for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not anticipate that the adoption of this statement will have a material impact on the Company's results of operations or financial condition.

Certain locations within the Company's performance chemicals segment have permitted allowances for air emissions. These locations monitor their emissions and routinely invest funds to maintain compliance levels or to improve performance. Costs for environmental maintenance and improvement projects are recorded in cost of sales and the gains from sales or transfers of these credits are likewise recorded in cost of sales. During December 2007, the Company sold excess emission credits through an open market created specifically to trade such emission credits, and recorded a gain from these sales in the amount of $1,591.

Losses on disposition of long-term assets in prior years have been reclassified in the consolidated statement of operations to conform to the current period presentation. These losses were previously included in cost of sales. Non-current deferred tax assets have been reclassified in the consolidated balance sheets to conform to the current period presentation in other assets.

Note 3—Acquisitions

On December 31, 2007, the Company acquired Bay Chemical and Supply Company. The acquisition included the manufacturing facility in Odem, Texas. Bay Chemical and Supply is a producer of water treatment chemicals. The total cost of the acquisition was $6,750 before any working capital adjustments. As a result of the acquisition of Bay Chemical and Supply, the Company recognized $4,741 of goodwill, which will not be deductible for tax purposes. The goodwill is the result of synergies and cost reductions expected to be realized as the facility is assimilated into the Company's network of water treatment chemical production facilities in the performance chemicals segment.

On February 6, 2007, the Company acquired the assets of Chalum, Inc. The total cost of the acquisition was $3,203. The acquisition included the manufacturing facility in Sacaton, Arizona. Chalum produces aluminum sulfate for the greater Phoenix, Arizona municipal water treatment market. As a result of the acquisition of Chalum, the Company recognized $2,901 of goodwill, all of which is expected to be deductible for tax purposes. The goodwill is the result of synergies and cost reductions expected to be realized as the facility is assimilated into the Company's network of water treatment chemical production facilities in the performance chemicals segment.

On September 21, 2006, the Company acquired the assets of GAC MidAmerica, Inc. ("GAC"). The acquisition included manufacturing facilities in Toledo, Ohio, Indianapolis, Indiana, and Saukville, Wisconsin. GAC produces aluminum sulfate and bleach, as well as distributing specialty water treatment chemicals, sulfuric acid and caustic soda. The total cost of the acquisition was $8,266. The GAC acquisition resulted in goodwill of $2,879 related to synergies and cost reductions expected to be realized as the facility is assimilated into the Company's network of water treatment chemical production facilities in the performance chemicals segment.

On July 31, 2006, the Company acquired the assets of Precision Engine Products Corp., a wholly owned subsidiary of Stanadyne Corporation. Precision Engine Products is dedicated principally to the manufacturing of hydraulic lash adjusters and die cast aluminum rocker arm assemblies utilized in valve actuation systems for both OEM and after market applications to the global automotive and light truck markets. Precision Engine Products has manufacturing facilities in Tallahassee, Florida and Curitiba, Brazil. The total cost of the acquisition was $26,262, plus the potential of an earn out for Stanadyne of up to $10,000, payable, if at all, based on certain performance metrics being achieved during the twelve months following the closing date. As part of the initial purchase price allocation, the Company recorded a liability for the excess of the fair value of assets purchased over the preliminary purchase price due to the potential for an earn-out payment. During the third quarter of 2007, it was determined that these performance metrics had not been achieved, and that no additional consideration was due. Accordingly, the liability representing the excess of the values assigned to the assets purchased over the preliminary purchase price was reversed, and the values assigned to property, plant and equipment were adjusted from $15,990 to $11,172 and the values assigned to intangible assets were adjusted from $4,100 to $3,822.

(Dollars in thousands, except per share data)

On July 27, 2006, the Company acquired the assets of Repauno Products, LLC. The acquisition included the manufacturing facility in Gibbstown, New Jersey. Repauno Products manufactures sodium nitrite which is used in a wide range of industries including metal finishing, heat transfer salts, rubber processing, meat curing, odor control and inks and dyes. The total cost of the acquisition was $6,057. During the second quarter of 2007, the Company increased the value assigned to intangible assets by $1,560.

The allocation of the purchase price of the acquisitions is based on valuation information available to the Company which is subject to change as such information is finalized. Purchase price allocations have been finalized for all acquisitions in 2006 and Chalum, Inc. The Company expects to finalize the purchase price allocation for the Bay Chemical and Supply Company acquisition by the end of 2008. Operating results for the acquired entities have been reflected in the Company's consolidated financial statements from date of acquisition.

Note 4—Restructuring and Impairment Charges

Restructuring Actions – 2007

During 2007, the Company initiated actions to close its Perrysburg, Ohio facility, which is included in its valve actuation systems segment. This action has been completed as of December 31, 2007. The following tables summarize the Company's costs and accruals for these restructuring actions:

Employee Termination Costs	
Costs incurred in current period	$ 421
Costs anticipated to be incurred in the future	—
Total costs expected to be incurred	$ 421
Provisions	$ 421
Amounts paid	(384)
Accrual balance at December 31, 2007	$ 37
Facility Exit Costs	
Costs incurred in current period	$ 1,870
Costs anticipated to be incurred in the future	—
Total costs expected to be incurred	$ 1,870
Provisions	$ 1,870
Amounts paid	(1,870)
Accrual balance at December 31, 2007	$ —

(Dollars in thousands, except per share data)

Restructuring Actions – Prior to 2007

During 2006, the Company initiated actions to close two production facilities in its performance chemicals segment. During 2005, the Company initiated actions to close three manufacturing facilities in its valve actuation systems segment. In addition, the Company initiated a workforce reduction affecting corporate and performance chemicals employees. As of December 31, 2007, these restructuring actions have been completed. The following tables summarize the Company's costs and accruals for these restructuring actions:

	Valve Actuation Systems	Performance Chemicals	Corporate	Total
Employee Termination Costs				
Cumulative costs incurred	$ 675	$ 9,148	$ 2,145	$11,968
Costs anticipated to be incurred in the future	—	—	—	—
Total costs incurred	$ 675	$ 9,148	$ 2,145	$11,968
Accrual balance at December 31, 2004	—	944	—	944
Provisions	338	219	2,014	2,571
Amounts paid	(249)	(1,114)	(2,014)	(3,377)
Accrual balance at December 31, 2005	89	49	—	138
Provisions	337	390	—	727
Amounts paid	(426)	(49)	—	(475)
Accrual balance at December 31, 2006	—	390	—	390
Provisions	—	174	—	174
Amounts paid	—	(564)	—	(564)
Accrual balance at December 31, 2007	$ —	$ —	$ —	$ —

	Valve Actuation Systems	Performance Chemicals	Corporate	Total
Facility Exit Costs				
Cumulative costs incurred	$1,808	$17,612	$ —	$19,420
Costs anticipated to be incurred in the future	—	—	—	—
Total costs incurred	$1,808	$17,612	$ —	$19,420
Accrual balance at December 31, 2004	—	843	—	843
Provisions	1,169	1,397	—	2,566
Amounts paid	(1,035)	(2,240)	—	(3,275)
Accrual balance at December 31, 2005	134	—	—	134
Provisions	502	514	—	1,016
Amounts paid	(636)	(302)	—	(938)
Accrual balance at December 31, 2006	—	212	—	212
Provisions	137	1,448	—	1,585
Amounts paid	(137)	(1,660)	—	(1,797)
Accrual balance at December 31, 2007	$ —	$ —	$ —	$ —

(Dollars in thousands, except per share data)

Impairment Charges

During 2007, the Company recorded non-cash impairment charges of $914 to reflect estimated fair values of closed facilities in Waterdown, Ontario, Canada, which is included in the valve actuation systems segment, and Saukville, Wisconsin, which is included in the performance chemicals segment. The estimated fair values were determined based upon offers to purchase these facilities.

During the fourth quarter of 2006, the Company recorded a non-cash impairment charge of $728 to reflect revised fair values of machinery and equipment used for a discontinued product line in the valve actuation systems segment, based on its estimated salvage value.

During the second quarter of 2006, the Company recorded a non-cash impairment charge of $503 to reflect revised estimated fair values of fixed assets at its previously closed facilities in Waterdown, Ontario, Canada and Guelph, Ontario, Canada, which were included in the valve actuation systems segment. The revised estimates of fair values were determined based upon sales of and offers to purchase these assets.

During December 2005, the Company announced its intention to close a facility in Waterdown, Ontario, Canada, which is included in the valve actuation systems segment. Accordingly, the long-lived assets at this facility were assessed for impairment. Based on the results of this assessment, the Company recorded a non-cash impairment charge of $452 to reduce the fixed assets at this facility to fair value, which was determined based upon market prices for similar assets.

During August 2005, the Company closed a facility in Guelph, Ontario, Canada, which is included in the valve actuation systems segment. Accordingly, the long-lived assets at the facility were assessed for impairment. Based on the results of the assessment, the Company recorded a non-cash impairment charge of $642 to reduce the fixed assets at this facility to fair value, which was determined based upon market prices for similar assets.

During July 2005, the Company closed a facility in Cleveland, Ohio, which is included in the performance chemicals segment. Accordingly, the long-lived assets at the facility were assessed for impairment. Based on the results of this assessment, the Company recorded a non-cash impairment charge of $758 to reduce the fixed assets at this facility to fair value, which was determined based on market transactions for similar assets.

Note 5—Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all warrants, stock options and restricted stock, using the treasury stock method.

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

	Years Ended December 31,		
	2007	2006	2005
Basic earnings per common share:			
Weighted average common shares outstanding	10,314,526	10,166,614	10,040,709
Diluted earnings per common share:			
Weighted average common shares outstanding	10,314,526	10,166,614	10,040,709
Warrants, options and restricted stock	1,248,531	808,566	72,243
Total	11,563,057	10,975,180	10,112,952

For the year ended December 31, 2007, 2006 and 2005, there were potentially dilutive securities totaling 161,591, 819,615 and 3,035,877, respectively, which were not included in the computation of diluted earnings per common share due to their anti-dilutive effect.

(Dollars in thousands, except per share data)

Note 6—Income Taxes

Income from continuing operations before income taxes is as follows:

	Years Ended December 31,		
	2007	2006	2005
United States	$37,984	$20,038	$11,631
Foreign	2,961	2,657	3,474
Total	$40,945	$22,695	$15,105

The components of the income tax provision (benefit) are as follows:

	Years Ended December 31,		
	2007	2006	2005
United States:			
Current	$(4,349)	$ 650	$ 386
Deferred	4,999	6,347	5,732
Foreign:			
Current	1,435	771	(7)
Deferred	(500)	(461)	357
State:			
Current	(148)	2,410	1,510
Deferred	1,416	(1,153)	(646)
Total	$ 2,853	$ 8,564	$7,332

A summary of the components of deferred tax assets and liabilities is as follows:

	December 31,	
	2007	2006 As Restated-See Note 18
Net operating loss carry forwards	$ 9,925	$ 19,149
Postretirement benefits	14,376	36,676
Other accruals not currently deductible	26,838	33,018
Goodwill	16,622	19,291
Stock basis difference in subsidiary	21,874	—
Foreign tax credits	19,705	19,705
Deferred tax assets	109,340	127,839
Intangibles	18,103	20,056
Property, plant and equipment	46,422	61,439
Basis differences in partnerships	8,101	8,592
Taxes on unremitted foreign earnings	3,856	5,657
Other	995	3,146
Deferred tax liabilities	77,477	98,890
Valuation allowance	34,965	20,694
Net deferred tax assets (liabilities)	$ (3,102)	$ 8,255

At December 31, 2007 and 2006, the Company had deferred tax assets of $19,705 and $19,705 related to foreign tax credits, for which a full valuation allowance had been provided. The increase to the valuation allowance during 2007 is primarily due to the portion of the basis difference in the stock of a subsidiary recognized during the year for which the Company has concluded that it is more likely than not that the deferred asset will not be realized. Net operating loss carryforwards in foreign countries expire in future years through 2015. The Company has an

(Dollars in thousands, except per share data)

unrecognized deferred tax liability for a temporary difference related to an investment in a foreign subsidiary that is essentially permanent in duration. It is not currently practicable to determine the tax effect of this temporary difference. The Company will continue to monitor the likelihood of realizing its net deferred tax assets and future adjustments to the deferred tax asset valuation allowances will be recorded as necessary.

Included in other assets on the balance sheet are deferred tax assets of $693 and $611 as of December 31, 2007 and 2006, respectively. Included in other liabilities on the balance sheet are deferred tax liabilities of $43,470 and $23,934 as of December 31, 2007 and 2006, respectively.

The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

	Years Ended December 31,		
	2007	2006	2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	6.9	3.6	3.7
Tax effect of foreign operations	(0.6)	3.6	6.1
Benefit on restricted stock dividend payment	—	(3.5)	—
Recognition of subsidiary tax basis difference	(53.4)	—	—
Valuation allowance on subsidiary tax basis difference	34.9	—	—
Change in unrecognized tax benefits	(16.3)	—	—
Other	0.5	(1.0)	3.7
Total	7.0%	37.7%	48.5%

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption, which was accounted for as a cumulative effect adjustment, resulted in an increase to the January 1, 2007 balance of retained earnings (deficit) of $2,801. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$11,863
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	698
Expiration of statue of limitations	—
Settlements	(7,621)
Balance at December 31, 2007	$ 4,940

Included in the balance at December 31, 2007 is $3,211 of unrecognized tax benefits that would, if recognized, affect the effective tax rate. During the next twelve months, it is reasonably possible that the total amount of unrecognized tax benefits will significantly change by up to approximately $3,368 due to the expiration of statute of limitations or the settlement of examinations. These unrecognized tax benefits arose in conjunction with the Company's emergence from bankruptcy.

The Company recognizes interest and penalties related to uncertain tax positions as a component of the provision for income taxes. During the year ended December 31, 2007, the Company recognized $719 in interest and penalties. The Company had $2,402 accrued for interest and penalties at December 31, 2007.

The Company and its affiliates are subject to tax in various jurisdictions, including the United States, various states, Canada and several other foreign jurisdictions. The Company, joined by its domestic subsidiaries, files a consolidated income tax return for Federal income tax purposes. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for tax years before 2003.

(Dollars in thousands, except per share data)

Note 7—Pension Plans and Other Postretirement Benefits

The Company maintains several defined benefit pension plans covering certain employees in Canada and the United States. A participating employee's annual postretirement pension benefit is determined by the employee's credited service and, in most plans, final average annual earnings with the Company. Vesting requirements are from two to five years. In addition, the Company made a discretionary contribution to a defined contribution plan based upon a formula utilizing an employee's credited service and annual salary totaling $1,108 for the year ended December 31, 2005. Defined contributions to this plan have been discontinued.

The Company also maintains several plans providing postretirement benefits other than pensions covering certain hourly and salaried employees in Canada and the United States. The Company funds these benefits on a pay-as-you-go basis.

Accruals for pension and other postretirement benefit costs utilize a number of accounting mechanisms that reduce the volatility of reported costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees. Additionally, the impact of asset performance on pension expense is recognized over a five-year phase-in period though a "market-related" value of assets calculation. Since the market-related value of assets recognizes investment gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized.

	Pension Benefits			Other Postretirement Benefits		
	Years Ended December 31,			Years Ended December 31,		
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost:						
Service cost	$ 1,191	$ 1,613	$ 1,540	$ 966	$ 1,343	$ 1,164
Interest cost	13,478	13,417	13,094	2,666	2,674	2,551
Expected return on plan assets	(15,168)	(14,867)	(14,226)	—	—	—
Amortization of net:						
Prior service cost	128	135	74	(4,778)	(4,342)	(3,672)
(Gain)/loss	100	92	5	177	105	(68)
Net periodic benefit cost (income)	$ (271)	$ 390	$ 487	$ (969)	$ (220)	$ (25)

During 2007, the Company adopted plan amendments that froze pension plan benefit accruals for hourly employees covered by certain collective bargaining agreements, and announced the closure of one of its manufacturing facilities. These actions resulted in net pension curtailment gains of $745.

During 2007, the Company implemented plan amendments to one of its postretirement medical plans which cap the Company's cost for providing these benefits. The effect of these changes was a reduction to the accumulated postretirement benefit obligation of $7,247 which will be amortized as a component of net periodic postretirement benefit cost over the average remaining service period until full eligibility of active plan participants. In addition, the Company completed the closure of one of its manufacturing facilities, resulting in a postretirement liability curtailment gain of $2,515.

During 2006, the Company adopted plan amendments that froze pension plan benefit accruals for hourly employees covered by certain collective bargaining agreements, and announced the closure of one of its manufacturing facilities. These actions resulted in a net curtailment gain of $644.

On August 31, 2005, the Company terminated and settled its two pension plans in Ireland, which resulted in a settlement loss of $626.

(Dollars in thousands, except per share data)

	Pension Benefits December 31,		Other Postretirement Benefits December 31,	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at prior measurement date	$240,239	$240,045	$ 50,621	$ 48,281
Service cost	1,191	1,613	966	1,343
Interest cost	13,478	13,417	2,666	2,674
Actuarial (gain)/loss	(10,993)	418	(1,681)	3,552
Foreign currency translation	1,311	17	1,040	10
Benefits paid	(16,526)	(15,754)	(3,748)	(5,239)
Plan amendments	31	949	(7,247)	—
Settlements and curtailments	(955)	(466)	(641)	—
Benefit obligation at measurement date	$227,776	$240,239	$ 41,976	$ 50,621
Change in plan assets:				
Fair value of assets at prior measurement date	$201,557	$191,608	$ —	$ —
Actual return on plan assets	29,087	25,260	—	—
Employer contributions	1,483	355	3,748	5,239
Foreign currency translation	1,426	88	—	—
Benefits paid	(16,526)	(15,754)	(4,326)	(5,239)
Medicare subsidy	—	—	578	—
Fair value of assets at measurement date	$217,027	$201,557	$ —	$ —
Funded status:				
Funded status	$(10,749)	$(38,682)	$(41,976)	$(50,621)
Amounts recognized in the balance sheet:				
Noncurrent assets	$ 1,884	$ 45	$ —	$ —
Current liabilities	—	—	(3,318)	(3,492)
Noncurrent liabilities	(12,633)	(38,727)	(38,617)	(47,110)
Net amount recognized	$(10,749)	$(38,682)	$(41,935)	$(50,602)
Amounts recognized in accumulated other comprehensive income:				
Prior service cost (credit)	$ 1,340	$ 1,584	$(16,468)	$(16,515)
Net actuarial (gain) loss	(22,920)	2,211	2,390	5,055
Net amount recognized	$(21,580)	$ 3,795	$(14,078)	$(11,460)
Amounts expected to be recognized during the next fiscal year:				
Prior service cost (credit)	$ 148	$ 137	$ (4,851)	$ (4,342)
Actuarial loss	(65)	115	89	127
Total	$ 83	$ 252	$ (4,762)	$ (4,215)

The accumulated benefit obligations for the defined benefit pension plans were $226,885 and $237,758 at December 31, 2007 and 2006, respectively. For pension plans included above with aggregate benefit obligations and accumulated benefit obligations in excess of plan assets, at December 31, 2007 and 2006, the projected benefit

(Dollars in thousands, except per share data)

obligations were $224,131 and $236,639, respectively, the accumulated benefit obligations were $223,102 and $234,410, respectively, and the fair values of plan assets for these plans were $212,417 and $197,912, respectively.

Gross benefits expected to be paid from the plans and Medicare Part D federal subsidy payments expected to be received are as follows:

	Pension Benefits	Other Postretirement Benefits	Federal Subsidies
2008	$16,100	$ 3,300	$ 400
2009	16,300	3,200	500
2010	16,400	3,300	500
2011	16,400	3,300	500
2012	16,500	3,100	600
2013-2017	83,800	14,600	3,400

The weighted-average assumptions used to determine benefit obligations for the plans were:

	2007	2006	2005
Discount rate	6¼%	5¾%	5¾%
Average rate of increase in employee compensation	4%	4%	4%

The weighted-average assumptions used to determine net periodic benefit cost for the plans were:

	2007	2006	2005
Discount rate	5¾%	5¾%	5¾%
Long-term rate of return on assets	8%	8%	8%
Average rate of increase in employee compensation	4%	4%	4%

The health care cost trend rate used in accounting for the medical plans in the United States was 9% - 10% in 2007 (decreasing to 5.5% in the year 2011 and beyond) and 7% - 8% in 2006 (decreasing to six percent in the year 2009 and beyond). The health care cost trend rate used in accounting for the medical plans in Canada was 8% in 2007 (decreasing to 5.0% in the year 2016 and beyond) and 7.5% in 2006 (decreasing to 6% in the year 2009 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $1,366 at year-end 2007 and the net periodic cost by $221 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $1,136 at year-end 2007 and the net periodic cost by $174 for the year.

The expected long-term rate of return on assets is developed based upon the expected future return of asset classes the plans invest in, along with the expected future mix of investments in the pension trusts. The Company considers historical returns of the pension assets, independent market forecasts and management estimates when developing the expected long-term rate of return on assets.

The dates used to measure plan assets and liabilities were October 31, 2007 and 2006 for all plans.

The pension trusts' weighted-average asset allocations at October 31, 2007 and 2006 were:

	2007	2006
Asset Category		
Cash and short-term investments	5%	4%
Debt securities	45%	37%
Equity securities	50%	58%
Real estate	—%	1%
	100%	100%

(Dollars in thousands, except per share data)

The Company's investment policy for its pension trusts is to balance risk and return through a diversified portfolio of fixed income securities, equity securities and private equity investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. In 2008, the Company expects to contribute approximately $2,604 to its pension plan trusts.

Note 8—Commitments and Contingencies

Future minimum rental payments for operating leases (primarily for transportation equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2007 are as follows:

Years Ending December 31,	
2008	$ 3,576
2009	2,892
2010	2,472
2011	780
2012	390
thereafter	170
	$10,280

Rental expense for the years ended December 31, 2007, 2006 and 2005 was $6,624, $7,068 and $6,901, respectively.

Environmental Matters

Accruals for environmental liabilities are recorded based on current interpretations of applicable environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Estimates are established based upon information available to management to date, the nature and extent of the environmental liability, the Company's experience with similar activities undertaken, estimates obtained from environmental studies and the legal and regulatory framework in the jurisdiction in which the liability arose. The potential costs related to environmental matters and their estimated impact on future operations are difficult to predict due to the uncertainties regarding the extent of any required remediation, the complexity and interpretation of applicable laws and regulations, possible modification of existing laws and regulations or the adoption of new laws or regulations in the future, and the numerous alternative remediation methods and their related varying costs. The material components of the Company's environmental accruals include potential costs, as applicable, for investigation, monitoring, remediation and ongoing maintenance activities at any affected site. Accrued liabilities for environmental matters do not include third-party recoveries nor have they been discounted. The time frame over which these liabilities will be paid out is subject to significant uncertainties, and is not presently determinable. Activity in the aggregate accrued liability for environmental matters is summarized as follows:

	2007	2006
Balance at beginning of period	$25,014	$27,325
Accruals, net	3,126	495
Payments	(1,192)	(2,808)
Assumption by third parties	(2,012)	—
Foreign exchange and other	80	2
Balance at end of period	$25,016	$25,014

(Dollars in thousands, except per share data)

Product Warranties

Accruals for product warranties are estimated based upon historical warranty experience and are recorded at the time revenue is recognized or when a specific claim is both probable and can be estimated. Activity in the aggregate product warranty liability is summarized as follows:

	December 31,	
	2007	2006
Balance at beginning of period	$ 165	$ 220
Accruals	3,052	147
Payments	(1,602)	(202)
Balance at end of period	$1,615	$ 165

Contingencies

The Company is involved in various claims, litigation, administrative proceedings and investigations. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information, that any such liability will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 9—Additional Financial Information

	December 31,	
	2007	2006
Receivables		
Trade	$74,836	$78,060
Other	2,502	2,426
Allowance for doubtful accounts	(3,334)	(3,181)
	$74,004	$77,305

	December 31,	
	2007	2006
Inventories		
Raw materials	$30,930	$24,888
Work in process	6,211	6,389
Finished products	12,717	14,430
Supplies and containers	1,326	1,178
	$51,184	$46,885

Inventories valued at LIFO amounted to $18,221 and $14,376 at December 31, 2007 and 2006, respectively, which were below estimated replacement cost by $3,240 and $2,550, respectively. The impact of LIFO liquidations in 2007, 2006 and 2005 was not significant.

(Dollars in thousands, except per share data)

	December 31, 2007	December 31, 2006
Property, Plant and Equipment		
Land and improvements	$ 37,321	$ 45,865
Machinery and equipment	220,212	204,829
Buildings and leasehold improvements	36,978	37,012
Construction in progress	34,076	18,973
	328,587	306,679
Less: accumulated depreciation and amortization	(110,062)	(82,577)
	$ 218,525	$224,102

Depreciation expense was $26,611, $26,512 and $27,198 for the years ended December 31, 2007, 2006 and 2005, respectively.

	Valve Actuation Systems	Performance Chemicals	Corporate and Other	Total
Goodwill				
Balance at January 1, 2006	$122,842	$12,127	$1,644	$136,613
Foreign currency translation	5	—	—	5
Acquisitions	—	2,879	—	2,879
Balance at December 31, 2006	122,847	15,006	1,644	139,497
Purchase price finalization	—	19	—	19
Acquisitions	—	7,642	—	7,642
Balance at December 31, 2007	$122,847	$22,667	$1,644	$147,158

	December 31, 2007	December 31, 2006	Weighted Average Life
Intangible Assets			
Patents—gross	$12,997	$12,997	13½ years
Accumulated amortization	(3,967)	(3,003)	
Patents—net	9,030	9,994	
Customer related—gross	35,354	35,000	9 years
Accumulated amortization	(18,259)	(13,770)	
Customer related—net	17,095	21,230	
Technology—gross	3,468	4,100	7 years
Accumulated amortization	(892)	(240)	
Technology—net	2,576	3,860	
Non-compete agreements—gross	6,505	4,941	5 years
Accumulated amortization	(1,718)	(322)	
Non-compete agreements—net	4,787	4,619	
Trademarks—indefinite life	15,000	15,000	
	$48,488	$54,703	

During the years ended December 31, 2007, 2006 and 2005, the Company recognized $7,501, $5,942 and $5,382 of amortization expense, respectively. The estimated amortization expense for each of the next 5 years is $6,706, $6,450, $5,171, $4,663 and $3,958.

(Dollars in thousands, except per share data)

	December 31, 2007	December 31, 2006
Accrued Liabilities		
Wages, salaries and benefits	$17,026	$20,306
Interest	2,422	4,559
Environmental	9,136	4,291
Taxes, other than income taxes	2,191	3,558
Other	21,485	23,467
	$52,260	$56,181

Note 10—Long-Term Debt

	Maturities	December 31, 2007	December 31, 2006
Revolving credit facility—floating rates	2010	$ —	$ 10,000
First lien term loan—floating rates	2011	238,928	219,053
Second lien term loan—floating rates	2012	—	113,000
Other debt—various rates	2008-2018	1,204	3,246
Total debt		240,132	345,299
Less: current portion		2,851	4,612
Net long-term debt		$237,281	$340,687

Aggregate maturities of long-term debt are as follows: 2008, $2,851; 2009, $2,807; 2010, $175,833; 2011, $58,471; 2012, $34; thereafter, $136.

On February 28, 2005, the Company closed on a secured financing consisting of $370,000 of term loans and a $60,000 revolving credit facility (the "Credit Facilities"). In conjunction with securing the Credit Facilities, all amounts outstanding under the Company's then-outstanding revolving credit facility were repaid and the underlying credit agreement was terminated, and the Company recorded a charge in interest expense of $3,030 to write-off the related deferred financing costs. The term loans included a $235,000 first lien loan due on February 28, 2011 with an initial interest rate of LIBOR plus 2.75 percent or base rate plus 1.75 percent, subject to a rate reduction of 0.25 percent if such term loan is rated B1 or better by Moody's Investor Services, Inc. and a $135,000 second lien loan due on February 28, 2012 with an initial interest rate of LIBOR plus 5.75 percent or base rate plus 4.75 percent. On April 26, 2006, the Company entered into amendments of its first and second lien term loan agreements, which reduced the interest rate margins by 50 and 150 basis points, respectively. In addition, the debt holders agreed to allow a redemption of the second lien term loan. On May 1, 2006, the Company repaid $22,000 of its second lien term loan. In connection with the amendments, the Company recorded charges in interest expense of $3,572 for certain costs related to the amendment and to write-off certain deferred financing costs. In September, 2006, Moody's Investor Services upgraded the first lien loan to B1, which resulted in a 0.25 percent rate reduction. On March 19, 2007, the Company completed an amendment to its credit facilities which enabled it to increase borrowings under the first lien term loan by $50 million and to use these borrowings and the net proceeds from the Noma wire and cable harness assembly business sale to redeem the entire second lien term loan. The interest rates in effect at December 31, 2006 were 7.38 percent and 9.62 percent on the first lien and second lien loans, respectively. The interest rate in effect at December 31, 2007 was 7.0 percent on the first lien loan. The $60,000 revolving credit facility matures on February 28, 2010 and carried an initial interest rate of LIBOR plus 2.75 percent or base rate plus 1.75 percent, subject to rate reductions under a pricing grid if the Company's leverage ratio decreases. In October, 2006, the interest rate on the revolving credit facility decreased 0.25 percent as a result of the Company's improved leverage ratio. The interest rate in effect on the revolving credit facility at December 31, 2006 was 7.85 percent. The Credit Facilities are secured by liens on substantially all of the personal property and certain real property of the Company and its domestic subsidiaries. The Credit Facilities contain covenants which impose certain restrictions on the Company's ability to,

(Dollars in thousands, except per share data)

among other things, incur additional debt, pay dividends, make investments or sell assets. Additionally, certain non-recurring cash inflows such as proceeds from asset sales, insurance recoveries, and equity offerings may have to be used to pay down indebtedness and may not be reborrowed. In addition, the Credit Facilities contain certain financial covenants which include a maximum leverage ratio, minimum interest coverage ratio and maximum annual capital expenditures.

Commitment fees paid for the Company's credit facilities were $237, $212 and $249 for the years ended December 31, 2007, 2006 and 2005, respectively. The unused letter of credit balance available under the Company's credit facilities was $31,927 and $29,634 at December 31, 2007 and 2006, respectively.

Note 11—Warrants

The Company has the following warrants outstanding:

		December 31, 2007		December 31, 2006	
	Expiration Date	Number of shares covered	Strike Price	Number of shares covered	Strike Price
Tranche B	November 10, 2008	1,786,099	$19.98	1,996,735	$19.98
Tranche C	November 10, 2010	963,013	$22.03	975,147	$22.03

The warrants were issued on November 10, 2003. During 2007, 340 shares of common stock were issued upon exercise of the warrants for cash proceeds of $7 and 88,102 shares of common stock were issued upon exercise of warrants utilizing the cashless exercise feature of the warrants. During 2006 and 2005, 2,037 and 91 shares of common stock were issued upon the exercise of warrants for cash proceeds of $42 and $2, respectively.

Note 12—Stock Incentive Plans

The Company has an incentive plan under which stock options, restricted stock and other stock–based awards may be granted to employees, officers and directors. Grants under the plan generally vest over three years and options have a maximum term of ten years. Certain restricted stock grants vest based on the achievement of performance based measures. Exercise prices for stock option grants are set at market value on the grant date. Compensation cost recorded for stock-based compensation under this plan was $3,698, $1,793 and $1,176 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, the total number of shares authorized for grant under this plan was 1,750,000 with 757,754 shares available for future grant.

Information with respect to restricted stock is summarized below:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2006	128,592	$24.40
Granted	214,752	34.60
Vested	85,729	26.83
Forfeited	1,041	27.52
Outstanding at December 31, 2007	256,574	$32.11

The weighted average grant date fair value of restricted stock granted in 2007 and 2006 were $34.60 and $27.90, respectively, per share.

(Dollars in thousands, except per share data)

Information with respect to stock options is summarized below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2006	366,848	$15.28	8.3	$6,388
Granted	64,129	35.10		
Exercised	73,372	12.02		
Forfeited	10,049	20.92		
Outstanding at December 31, 2007	347,556	$19.47	7.8	$3,781
Vested or expected to vest at December 31, 2007	277,792	$18.87	7.7	$3,187
Exercisable at December 31, 2007	174,381	$13.65	7.1	$2,723

The fair value of each option grant was estimated using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The expected term of the options was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Expected volatility was calculated based on the historic volatility of the Company's stock. The risk-free rate was based on U.S. Treasury issues with a remaining term equal to the expected term of the options at the grant date.

	2007	2006
Dividend yield	—	—
Expected volatility	19%	31%
Risk-free interest rate	4.79%	5.02%
Expected holding period (in years)	4	4
Weighted average fair value	$8.39	$8.74

The total intrinsic value of options exercised was $1,562, $1,126 and $241 during the years ended December 31, 2007, 2006 and 2005, respectively. The total fair value of options vested during the year ended December 31, 2007 and 2006 was $646 and $473, respectively. The Company generally issues new shares upon the exercise of stock options. The total tax benefit realized as a result of stock option exercises was $618, $445 and $95 during the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, there was $3,991 of total unrecognized compensation cost that is expected to be recognized over a weighted average period of 2.0 years. The remaining unrecognized compensation cost for performance based restricted stock may vary each reporting period based on changes in the expected achievement of performance measures.

Note 13—Financial Instruments

Interest Rate Collar Agreements

The Company periodically enters into derivative financial instruments to reduce the Company's exposure to investments in variable interest rates on its outstanding debt. Derivative financial instruments are only entered into with creditworthy counterparties. In April, 2005, the Company entered into two no-cost interest rate collar agreements, economically hedging $185,000 of its LIBOR-based floating rate debt for five years. In September 2005, the Company designated these agreements as cash flow hedges. On December 14, 2007, the Company de-designated $4,400 of one of the interest rate collar as a cash flow hedge. Accordingly, the effected portion of the accumulated unrealized loss ($32) related to this portion of the instrument will remain in accumulated other comprehensive income and be reclassified into earnings when the original hedged interest rate payments occur. In addition, any change in fair value on this portion of the instrument after this date will be recognized currently in other income and expense.

(Dollars in thousands, except per share data)

The remaining balance of the hedge is 100 percent effective and therefore has no impact on earnings due to hedge ineffectiveness. As a result of entering into the agreements, the interest rate to be paid by the Company relating to the hedged portion of its debt will be based on a minimum three-month LIBOR rate of 4.05 percent on average and a maximum three-month LIBOR rate of 5.00 percent.

Fair Value of Financial Instruments

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$240,132	$235,353	$345,299	$348,236
Derivative instruments	$ (2,365)	$ (2,365)	$ 1,614	$ 1,614

The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments. The fair value of the Company's long-term debt was based on quoted market prices for traded debt and discounted cash flow analyses on its nontraded debt. The fair value of the Company's interest rate collar agreements is the estimated amount the Company would pay or receive to terminate the collar agreements based upon quoted market prices as provided by financial institutions which are counterparties to the collar agreements.

Note 14—Geographic and Industry Segment Information

The Company's segment presentation has been changed to reflect its industrial wire and fluid handling equipment product lines within corporate and other. These product lines were formerly included within the Company's manufacturing segment, which is no longer a reportable segment. The remaining businesses of the former manufacturing segment comprise the new valve actuation systems segment. Prior year information has been restated to conform to the current presentation.

GenTek operates through two primary business segments: valve actuation systems and performance chemicals. The business segments were determined based on several factors including products and services provided and markets served. The valve actuation systems segment provides precision engineered valve actuation systems and components to the automotive and heavy duty/commercial markets. The performance chemicals segment provides chemical products to four principal markets: water treatment, chemical processing, pharmaceutical and personal care and technology. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Industry segment information is summarized as follows:

	Net Revenues			Operating Profit (Loss)		
	Years Ended December 31,			Years Ended December 31,		
	2007	2006	2005	2007	2006	2005
Valve actuation systems[(1)]	$152,076	$146,131	$142,176	$ (290)	$10,521	$17,356
Performance chemicals	396,683	373,347	334,113	64,825	44,710	29,377
Corporate and other[(1)]	59,460	73,776	61,144	(2,405)	(3,656)	(9,840)
Consolidated	$608,219	$593,254	$537,433	62,130	51,575	36,893
Interest expense				22,685	29,137	24,733
Other (income), expense net				(1,500)	(257)	(2,945)
Consolidated income from continuing operations before income taxes				$40,945	$22,695	$15,105

(1) Revenues of $73,776 and $61,144 for the years ended December 31, 2006 and 2005, respectively, have been restated and included in corporate and other. Operating profit of $2,650 and $1,296 for the years ended December 31, 2006 and 2005, respectively, have been restated and included in corporate and other.

(Dollars in thousands, except per share data)

	Capital Expenditures			Depreciation and Amortization		
	Years Ended December 31,			Years Ended December 31,		
	2007	2006	2005	2007	2006	2005
Valve actuation systems[1]	$ 6,277	$ 3,871	$ 4,542	$13,206	$12,692	$13,851
Performance chemicals	21,202	16,095	19,512	19,629	18,466	17,648
Corporate and other[1]	1,343	140	251	2,870	2,678	2,873
Consolidated	$28,822	$20,106	$24,305	$35,705	$33,836	$34,372

(1) Capital expenditures of $21 and $251 for the years ended December 31, 2006 and 2005, respectively, have been restated and included in corporate and other. Depreciation and amortization of $1,070 for each of the years ended December 31, 2006 and 2005 have been restated and included in corporate and other.

	Identifiable Assets	
	December 31,	
	2007	2006
Valve actuation systems[2]	$266,454	$270,228
Performance chemicals[1]	297,442	289,978
Corporate and other[2]	44,466	33,706
Assets held for sale	5,617	136,294
Consolidated	$613,979	$730,206

(1) Includes equity method investments of $215 and $288, respectively.

(2) Identifiable assets of $20,140 for the year ended December 31, 2006 have been restated and included in corporate and other.

Geographic area information is summarized as follows:

	External Revenues[1]			Long-Lived Assets[2]	
	Year Ended December 31,			December 31,	
	2007	2006	2005	2007	2006
United States	$499,422	$493,037	$442,165	$213,544	$223,095
Canada	44,326	46,618	53,560	8,813	6,603
Other foreign	64,471	53,599	41,708	2,394	1,887
Consolidated	$608,219	$593,254	$537,433	$224,751	$231,585

(1) Revenues are attributed to geographic areas based on the locations of customers.

(2) Represents all non-current assets except deferred tax assets, goodwill and other intangible assets.

Note 15—Related Party Transactions

GenTek provided General Chemical Industrial Products ("GCIP") with certain administrative services pursuant to a transition support agreement entered into in connection with the spinoff of GenTek from GCIP in 1999. These services terminated in 2006. For the years ended December 31, 2007, 2006 and 2005, GenTek charged GCIP $0, $561 and $842, respectively, related to this agreement. GCIP supplies soda ash to GenTek. For the years ended December 31, 2007, 2006 and 2005, purchases from GCIP amounted to $2,863, $2,934 and $2,386, respectively.

Note 16—Discontinued Operations

During the second quarter of 2005, the Company ceased operations of its printing plate business. The business had become unprofitable as it has experienced severe competitive pressures over the last several years and has been hurt by a continued shift in technology in the printing plate market. This business was formerly reported as part of the communications segment, which is no longer a reportable segment.

(Dollars in thousands, except per share data)

During April 2006, the Company completed the sale of its cable and wire manufacturing business in Stouffville, Canada. All requirements for classifying this business as "held for sale" were met during the first quarter of 2006. Accordingly, the Company recorded an impairment charge of $2,458 in order to reflect assets to be sold at net realizable value, which has been included in income (loss) from discontinued operations, related to property, plant and equipment and goodwill allocated to the business. This business was formerly reported as part of the manufacturing segment, which is no longer a reportable segment.

On December 22, 2006, the Company announced that it had signed a definitive agreement to sell its Noma wire and cable assembly business to Electrical Components International, Inc. Accordingly, the Company recorded an impairment charge of $11,907 in order to reflect the net assets to be sold at net realizable value, which has been included in income (loss) from discontinued operations, related to property, plant and equipment, goodwill and other intangible assets. The sale was completed on February 16, 2007. This business was formerly reported as part of the manufacturing segment, which is no longer a reportable segment. GenTek's wire and cable manufacturing business has and will continue to supply the Noma wire and cable assembly business with wire used as a raw material. These sales continued through 2007, after which time any future sales will be subject to open market bidding. The principal factors used to conclude that the expected continuing cash flows are not direct cash flows were the length of time the transactions are expected to continue and the magnitude of the expected transactions versus the expected amount of revenue for the Noma wire and cable assembly business. Based on the factors, the expected continuing cash flows are not expected to be significant. Revenues between the wire and cable manufacturing business and the Noma wire and cable assembly business that were previously eliminated in consolidation were $3,007, $37,578 and $28,886 for the years ended December 31, 2007, 2006 and 2005, respectively.

Because the net proceeds of the Noma wire and cable assembly business sale are required to be used to repay certain outstanding indebtedness, interest expense of $677, $5,380 and $3,660 for the years ending December 31, 2007, 2006 and 2005, respectively, has been allocated to discontinued operations. This allocation was performed using the estimated net proceeds of the sale and the interest costs incurred in the periods on the debt that requires the repayment.

On April 27, 2007, the Company signed an agreement to sell its wholly owned subsidiary Defiance Testing and Engineering Services, Inc. to Ashok Leyland of Chennai, India for $17,000 in cash, minus a working capital adjustment of $300. During the first quarter of 2007, the Company recorded an impairment charge of $6,150 to reflect the revised estimated fair value of goodwill of the business based upon the purchase offers which has been included in loss from discontinued operations. The transaction was completed on July 17, 2007. The business was formerly reported as part of the manufacturing segment, which is no longer a reportable segment.

The components of assets held for sale were as follows:

	December 31,	
	2007	2006
Accounts receivable	$ —	$ 41,073
Inventories	—	40,686
Other current assets	—	3,166
Property, plant and equipment	5,617	31,086
Other assets	—	20,283
	$5,617	$136,294

At December 31, 2007, amounts remaining in assets held for sale represent land and buildings at idle facilities expected to be sold within the next 12 months.

(Dollars in thousands, except per share data)

The components of liabilities of businesses held for sale were as follows:

	December 31, 2007	December 31, 2006
Accounts payable	$—	$20,389
Accrued liabilities	—	10,307
Current portion of long-term debt	—	457
Long-term debt	—	589
Other liabilities	—	1,011
	$—	$32,753

The businesses included in discontinued operations had revenues of $40,014, $317,278 and $386,535 and pretax profit (loss) of $(7,684), $(23,394) and $(12,958) for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 17—Unaudited Quarterly Information

	2007 First	2007 Second	2007 Third	2007 Fourth
Net revenues(1)	$154,930	$159,459	$151,334	$142,496
Gross profit	27,055	27,930	22,596	28,042
Net income (loss)	(3,261)(2)	5,045(3)	9,183(4)	18,800(5)
Earnings (loss) per common share—basic:				
Net income (loss)	$ (0.32)	$ 0.49	$ 0.89	$ 1.82
Earnings (loss) per common share—diluted:				
Net income (loss)	$ (0.28)	$ 0.43	$ 0.80	$ 1.64

(1) Excludes revenues relating to discontinued operations of $36,706, $2,906, $402, and $0, respectively.

(2) Includes restructuring charges of $1,282 and a pension curtailment gain of $555.

(3) Includes restructuring charges of $1,587 and a pension curtailment gain of $140.

(4) Includes restructuring charges of $783, impairment charges of $925 and a pension curtailment gain of $2,565.

(5) Includes restructuring charges of $388.

	2006 First	2006 Second	2006 Third	2006 Fourth
Net revenues(1)	$138,589	$148,372	$158,545	$147,748
Gross profit	25,904	28,758	27,376	22,579
Net income (loss)	3,387(2)	4,153(3)	2,882(4)	(12,525)(5)
Earnings (loss) per common share—basic:				
Net income (loss)	$ 0.33	$ 0.41	$ 0.28	$ (1.23)
Earnings (loss) per common share—diluted:				
Net income (loss)	$ 0.33	$ 0.38	$ 0.26	$ (1.09)

(1) Excludes revenues relating to discontinued operations of $112,098, $75,386, $66,399, and $63,395, respectively.

(2) Includes restructuring charges of $501.

(3) Includes restructuring charges of $851 and a pension curtailment gain of $635.

(4) Includes restructuring charges of $246.

(5) Includes restructuring and impairment charges of $1,376 and a pension curtailment gain of $9.

(Dollars in thousands, except per share data)

Note 18—Restatements

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Under this standard, a company must recognize a net liability or asset to report the funded status of its defined benefit pension and other postretirement benefit plans on its balance sheet as well as recognize changes in that funded status in the year in which the changes occur, through charges or credits to comprehensive income. Subsequent to the issuance of the consolidated financial statements as of and for the year ended December 31, 2006, management identified the following errors in their adoption of the recognition and disclosure provisions of SFAS 158 as of December 31, 2006.

The transition adjustment classified as the adjustment to initially apply SFAS 158 was incorrectly included as part of comprehensive income in the consolidated statement of changes in equity for the year ended December 31, 2006 rather than reflected as an adjustment to the ending balance of accumulated other comprehensive income as of December 31, 2006.

The adjustment to initially apply SFAS 158 incorrectly included a portion of the minimum pension liability adjustment, which is recognized as part of comprehensive income. This immaterial error resulted in an understatement of comprehensive income as the minimum pension liability adjustment was understated by $3,379 and the adjustment to initially apply SFAS 158 was overstated by the same amount in the consolidated statement of changes in equity for the year ended December 31, 2006.

The Company incorrectly included the portion of the transition adjustment related to previously unrecognized accumulated actuarial gains due to the impact of the federal subsidy provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in calculating the deferred tax impact of the transition adjustment to the accumulated projected benefit obligation for other postretirement benefits. However, no deferred taxes should have been recorded related to this portion of the transition adjustment as the federal subsidy is non-taxable. As a result of this immaterial error, the adjustment to initially apply SFAS 158 to accumulated other comprehensive income was understated by $2,546 and the net deferred tax balance included in other long term liabilities was overstated by the same amount at December 31, 2006.

Management also determined, subsequent to the issuances of the consolidated financial statements as of and for the year ended December 31, 2006, that the consolidated statements of cash flows as reported for the years ended December 31, 2006 and 2005, contained a classification error in the treatment of costs of property, plant and equipment included in accounts payable. In accordance with SFAS No. 95, Statement of Cash Flows, these costs should have been reported within cash flows from investing activities when paid. The Company reported capital expenditures in its consolidated statements of cash flows on an accrual basis rather than on a cash basis, and as a result, reported capital expenditures in the period in which the Company acquired legal title to the related property, plant and equipment rather than when the Company actually paid for such property, plant and equipment. Further, the unpaid portion of the transaction should have been disclosed as a non-cash investing activity in the supplemental disclosure of cash flow information. In addition, the consolidated statements of cash flows as reported for the years ended December 31, 2006 and 2005 reported on a net basis issuance of long-term debt, deferred financing costs paid and amounts borrowed on the Company's revolving credit facility as opposed to being reported separately.

The segment presentation for the years ended December 31, 2006 and 2005 included in Note 14 has been restated to remove certain operating segments from the former manufacturing segment, which are now presented in corporate and other.

None of the aforementioned errors have an impact on the previously reported consolidated statements of operations for the years ended December 31, 2006 and 2005.

(Dollars in thousands, except per share data)

As a result of the items discussed above, the accompanying consolidated balance sheet as of December 31, 2006, the consolidated statement of changes in equity for the year ended December 31, 2006 and the consolidated statement of cash flows for the years ended December 31, 2006 and 2005 have been restated as follows:

	As Previously Reported	Adjustments	Discontinued Operations Adjustments (See Note 16)	As Restated
Consolidated balance sheet –				
December 31, 2006:				
Other liabilities	$ 72,910	$ (2,546)	$(1,010)	$ 69,354
Total liabilities	634,273	(2,546)	—	631,727
Accumulated other comprehensive income	6,004	2,546	—	8,550
Total equity	95,933	2,546	—	98,479
Consolidated statement of changes in equity –				
year ended December 31, 2006:				
Minimum pension liability adjustment	432	3,379	—	3,811
Comprehensive income	7,762	(5,723)	—	2,039
Adjustment to initially apply				
FASB Statement No.158	9,102	(833)	—	8,269
Accumulated other comprehensive income	6,004	2,546	—	8,550
Consolidated statement of cash flows –				
year ended December 31, 2006:				
Cash flows from operating activities:				
Increase in accounts payable	5,549	(2,197)	63	3,415
Net cash provided by continuing operations	61,466	(2,197)	(1,360)	57,909
Net cash provided by operating activities	42,032	(2,197)	535	40,370
Cash flows from investing activities:				
Capital expenditures	(22,409)	2,197	106	(20,106)
Net cash used for continuing operations	(59,312)	2,197	106	(57,009)
Net cash used for investing activities	(30,823)	2,197	—	(28,626)
Cash flows from financing activities:				
Proceeds from revolving credit facility	—	17,750	—	17,750
Repayments of revolving credit facility	—	(7,750)	—	(7,750)
Issuance of long-term debt	15,533	(14,604)	—	929
Repayment of long-term debt	(29,589)	5,000	—	(24,589)
Deferred financing costs	—	(396)	—	(396)
Supplemental information				
Capital expenditures incurred but not yet paid	—	5,716	—	5,716
Consolidated statement of cash flows –				
year ended December 31, 2005:				
Cash flows from operating activities:				
Increase in accounts payable	(2,149)	3,010	(65)	796
Net cash provided by (used for)				
continuing operations	561	3,010	(4,633)	(1,062)
Net cash provided by operating activities	3,725	3,010	(553)	6,182
Cash flows from investing activities:				
Capital expenditures	(21,605)	(3,010)	310	(24,305)
Net cash used for continuing operations	(21,335)	(3,010)	310	(24,035)
Net cash provided by investing activities	(27,917)	(3,010)	—	(30,927)

(Dollars in thousands, except per share data)

	As Previously Reported	Adjustments	Discontinued Operations Adjustments (See Note 16)	As Restated
Cash flows from financing activities:				
Proceeds from revolving credit facility	—	54,500	—	54,500
Repayments of revolving credit facility	—	(54,500)	—	(54,500)
Issuance of long-term debt	400,767	(18,767)	—	382,000
Repayment of long-term debt	(56,061)	29,500	—	(26,561)
Deferred financing costs	—	(10,733)	—	(10,733)
Supplemental information				
Capital expenditures incurred but not yet paid	—	3,519	—	3,519

Note 19 – Subsequent Event

On February 29, 2008, the Company completed the sale of its antiperspirant actives business to Summit Research Labs, Inc. for $18 million, subject to a working capital adjustment. As part of this transaction, the Company will continue to operate the antiperspirant actives manufacturing unit for up to one year under a transition services contract. This business continues to be classified as continuing operations.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective at the reasonable assurance level in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report On Internal Control Over Financial Reporting

The management of GenTek Inc is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of its principal executive and principal financial officer and with the participation of its management, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in the *Internal Control – Integrated Framework* issued by COSO, its management concluded that the Company's internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2007.

GenTek's independent registered public accounting firm, Deloitte & Touche LLP, has audited GenTek's financial statements for the year ended December 31, 2007 included in this annual report on Form 10-K (and issued a report dated March 17, 2008 which expressed an unqualified opinion on those financial statements and included an explanatory paragraph which indicated that the company changed its method of accounting for uncertain tax positions to adopt the provisions of Financial Accounting Standards Board's Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" as of January 1, 2007) and, as part of that audit, have issued a report on internal control over financial reporting, a copy of which is included in this annual report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GenTek Inc.
Parsippany, New Jersey

We have audited the internal control over financial reporting of GenTek Inc. and subsidiaries (the "Company") as of December 31, 2007 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph which indicated that the company changed its method of accounting for uncertain tax positions to adopt the provisions of Financial Accounting Standards Board's Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" as of January 1, 2007.

Deloitte & Touche LLP

Parsippany, New Jersey
March 17, 2008

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

Directors. For information relating to the Company's Directors, see the information under the caption "Election of Directors" in the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, within 120 days after the fiscal year ended December 31, 2007 (the "Proxy Statement"), which is hereby incorporated by reference.

Executive Officers. For information relating to the Company's executive officers, see the information contained under the caption "Executive Officers and Key Employees" in Part I of this report.

Compliance with Section 16(a) of the Exchange Act. For information relating to the compliance of the directors and officers of the Company, as well as any holder of ten percent or more of any registered class of the equity securities of the Company with Section 16(a) of the Exchange Act, see the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 11. ***Executive Compensation.***

Executive Compensation. For information relating to the compensation of the Company's executives, see the information under the caption "Executive Compensation" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

Security Ownership of Certain Beneficial Owners. For information relating to the beneficial ownership of more than five percent of the Company's Common Stock, see the information under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Company's Proxy Statement, which is hereby incorporated by reference.

Security Ownership of Management. For information relating to the beneficial ownership of the Company's Common Stock by Management, see the information under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Company's Proxy Statement, which is hereby incorporated by reference.

Securities Authorized for Issuance Under Equity Compensation Plans. For certain information relating to equity compensation plans, see the information under the caption "Equity Compensation Plan Information" in Part II of this report.

Item 13. ***Certain Relationships and Related Transactions.***

Certain Relationships and Related Transactions. For information relating to certain relationships and related transactions of the Company, see the information under the caption "Certain Relationships and Related Transactions" in the Company's Proxy Statement, which is hereby incorporated by reference.

Item 14. ***Principal Accounting Fees and Services***

Principal Accountant Fees and Services. For information relating to the principal accountant fees and services, see the information under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement, which is hereby incorporated by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

Financial Statements

See Item 8.

Financial Statement Schedules

See Index to Financial Statement Schedule on page 69.

List of Exhibits

Exhibit No.	Description
2.1	Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated August 28, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on August 28, 2003 (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Commission on October 21, 2003).
2.2	First Modification to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated October 3, 2003 as filed with the United States Bankruptcy Court for the District of Delaware on October 3, 2003 (incorporated by reference to Exhibit 2.2 of the Registrant's Form 8-K, filed with the Commission on October 21, 2003).
2.3	Order confirming Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, as Modified, as entered by the United States Bankruptcy Court for the District of Delaware on October 7, 2003 (incorporated by reference to Exhibit 2.3 of the Registrant's Form 8-K, filed with the Commission on October 21, 2003).
3.1	Third Amended and Restated Certificate of Incorporation of GenTek Inc., effective as of May 9, 2006 (incorporated by reference to the Registrant's Form 10-Q, dated March 31, 2006, as filed with the Securities and Exchange Commission).
3.2	Second Amended and Restated By-Laws of GenTek Inc., effective as of August 7, 2007 (incorporated by reference to the Registrant's Form 8-K, dated August 7, 2007, as filed with the Securities and Exchange Commission).
4.1	GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003 (incorporated by reference to the Registrant's Form 8-A to amend its Form 10, dated November 10, 2003, as filed with the Securities and Exchange Commission).
4.2	GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003 (incorporated by reference to the Registrant's Form 8-A to amend its Form 10, dated November 10, 2003, as filed with the Securities and Exchange Commission).
10.1	Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003 (incorporated by reference to the Registrant's Form 8-A to amend its Form 10, dated November 10, 2003, as filed with the Securities and Exchange Commission).
10.2	GenTek Inc. Amended and Restated 2003 Management and Directors Incentive Plan (incorporated by reference to the Registrant's proxy statement dated April 17, 2007, as filed with the Securities and Exchange Commission).
10.3	GenTek Key Employee Retention Plan (incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-K/A dated April 30, 2003, as filed with the Securities and Exchange Commission).
10.4	Form of Indemnification Agreement (incorporated by reference to the Registrant's Form 10-K dated December 31, 2003, as filed with the Securities and Exchange Commission).
10.5	GenTek Performance Plan (incorporated by reference to the Exhibit 10.3 to the Registrant's Amendment No. 2 to Form 10, dated April 8, 1999, as filed with the Securities and Exchange Commission).

Exhibit No.	Description
10.6	Share Purchase Agreement by and among ADC Telecommunications Inc., Krone International Holding Inc., Krone Digital Communications Inc., GenTek Holding Corporation, and GenTek Inc., dated March 25, 2004 (incorporated by reference to Exhibit 10.14 of the Registrant's Form 10-Q for the period ended March 31, 2004, as filed with the Securities and Exchange Commission).
10.7	Form of Director Restricted Stock Agreement (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2004, as filed with the Securities and Exchange Commission).
10.8	Form of Performance Contingent Restricted Stock Agreement (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2007, as filed with the Securities and Exchange Commission).
10.9	Form of Restricted Stock Agreement (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2004, as filed with the Securities and Exchange Commission).
10.10	Form of Stock Option Agreement (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2004, as filed with the Securities and Exchange Commission).
10.11	Form of Performance Cash Award Agreement (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2004, as filed with the Securities and Exchange Commission).
10.12	Master Settlement Agreement, dated April 30, 2004, among GenTek Holding Corporation, General Chemical LLC, and Honeywell International Inc. (incorporated by reference to the Registrant's Form 10-Q dated September 30, 2004, as filed with the Securities and Exchange Commission).
10.13	First Lien Credit and Guaranty Agreement among GenTek, Inc., GenTek Holding LLC, as borrower, the other guarantors party thereto, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., as joint lead arranger, General Electric Capital Corporation, as co-administrative agent, and Bank of America, N.A., as co-administrative agent and collateral agent, dated February 28, 2005 (incorporated by reference to the Registrant's Form 10-K dated December 31, 2005, as filed with the Securities and Exchange Commission).
10.14	Second Lien Credit and Guaranty Agreement among GenTek, Inc., GenTek Holding LLC, as borrower, the other guarantors party thereto, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., as joint lead arranger, sole bookrunner, syndication agent, administrative agent and as collateral agent, Bank of America Securities LLC, as joint lead arranger and Bank of America, N.A., as documentation agent, dated February 28, 2005 (incorporated by reference to the Registrant's Form 10-K dated December 31, 2005, as filed with the Securities and Exchange Commission).
10.15	Employment Agreement with William E. Redmond, Jr., dated May 23, 2005 (incorporated by reference to the Registrant's Form 10-Q dated September 30, 2005, as filed with the Securities and Exchange Commission).
10.16	Employment agreement with Andrew Hines, dated September 21, 2005 (incorporated by reference to the Registrant's Form 10-Q dated September 30, 2005, as filed with the Securities and Exchange Commission).
10.17	Employment agreement with Maximo Vargas, dated September 22, 2005 (incorporated by reference to the Registrant's Form 10-Q dated September 30, 2005, as filed with the Securities and Exchange Commission).
10.18	Asset Purchase Agreement dated April 3, 2006 between Noma Company and Southwire Canada Company (incorporated by reference to the Registrant's Form 8-K dated April 3, 2006, as filed with the Securities and Exchange Commission).
10.19	First Amendment to First Lien Credit and Guaranty Agreement and Pledge and Security Agreement dated April 26, 2006 (incorporated by reference to the Registrant's Form 8-K dated April 26, 2006, as filed with the Securities and Exchange Commission).

Exhibit No.	Description
10.20	First Amendment to Second Lien Credit and Guaranty Agreement dated April 26, 2006 (incorporated by reference to the Registrant's Form 8-K dated April 26, 2006, as filed with the Securities and Exchange Commission).
10.21	Asset Purchase Agreement dated June 30, 2006 between Defiance, Inc., Precision Engine Products Corp. and Stanadyne Corporation (incorporated by reference to the Registrant's Form 8-K dated June 30, 2006, as filed with the Securities and Exchange Commission).
10.22	Second Amendment to First Lien Credit and Guaranty Agreement dated July 14, 2006 (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2006, as filed with the Securities and Exchange Commission).
10.23	Second Amendment to Second Lien Credit and Guaranty Agreement dated July 14, 2006 (incorporated by reference to the Registrant's Form 10-Q dated June 30, 2006, as filed with the Securities and Exchange Commission).
10.24	Letter Agreement with James Imbriaco, dated July 27, 2006 (incorporated by reference to the Registrant's Form 8-K dated August 4, 2006, as filed with the Securities and Exchange Commission).
10.25	Asset Purchase Agreement dated December 22, 2006 between Electrical Components International, Inc., Noma Holding Inc. and GenTek Inc. (incorporated by reference to the Registrant's Form 8-K dated December 22, 2006, as filed with the Securities and Exchange Commission).
10.26	Third Amendment to First Lien Credit and Guaranty Agreement and waiver dated March 19, 2007 (incorporated by reference to the Registrant's Form 10-K dated December 31, 2006, as filed with the Securities and Exchange Commission).
10.27	GenTek Inc. Directors Deferred Compensation Program (incorporated by reference to the Registrant's Form 10-Q dated September 30, 2007, as filed with the Securities and Exchange Commission).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31.1	GenTek Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 17 day of March, 2008.

GENTEK INC.

By: /s/ William E. Redmond, Jr.
Name: William E. Redmond, Jr.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal executive officer:		
/s/ William E. Redmond, Jr. William E. Redmond, Jr.	President and Chief Executive Officer	March 17, 2008
Principal financial and accounting officer:		
/s/ Thomas B. Testa Thomas B. Testa	Vice President and Chief Financial Officer	March 17, 2008
Directors:		
/s/ John G. Johnson, Jr. John G. Johnson, Jr.	Chairman and Director	March 17, 2008
/s/ Henry L. Druker Henry L. Druker	Director	March 17, 2008
/s/ Kathleen R. Flaherty Kathleen R. Flaherty	Director	March 17, 2008
/s/ John F. McGovern John F. McGovern	Director	March 17, 2008
/s/ William E. Redmond, Jr. William E. Redmond, Jr.	Director	March 17, 2008
/s/ Richard A. Rubin Richard A. Rubin	Director	March 17, 2008

GENTEK INC.
INDEX TO FINANCIAL STATEMENT SCHEDULE

Schedules required by Article 12 of Regulation S-X, other than those listed above, are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

GENTEK INC.
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged To Income	Deductions From Reserves	Other*	Balance at End of Period
Year ended December 31, 2007					
Allowance for doubtful accounts ..	$3,181	$272	$(1,143)	$1,024	$3,334
Year ended December 31, 2006					
Allowance for doubtful accounts ..	$2,757	$409	$ (670)	$ 685	$3,181
Year ended December 31, 2005					
Allowance for doubtful accounts ..	$4,801	$576	$(2,411)	$ (209)	$2,757

* Primarily foreign exchange, except for an $809 addition in 2007 for a customer deduction related to a warranty issue

Corporate Officers

William E. Redmond, Jr.
President and Chief Executive Officer

George G. Gilbert
Vice President and General Manager
GT Technologies

Douglas J. Grierson
Vice President and Controller

James Imbriaco
Vice President, General Counsel and Secretary

Robert D. Novo
Vice President of Human Resources and
Environmental, Health and Safety

Vincent J. Opalewski
Vice President and General Manager
General Chemical

Thomas B. Testa
Vice President and Chief Financial Officer

Corporate Information

Headquarters
GenTek Inc.
90 East Halsey Road
Parsippany, NJ 07054
Tel: 973-515-3221
Fax: 973-515-1997

Web Site
www.gentek-global.com

Transfer Agent and Registrar
Inquiries concerning transfer requirements, stock holdings, dividends, duplicate mailings and change of address should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854
Tel: 800-468-9716
www.wellsfargo.com/shareownerservices

Stock Listing
GenTek's common stock trades on the NASDAQ National Market under the ticker symbol GETI.

Requests for Reports
The GenTek annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the U.S. Securities and Exchange Commission may be obtained without charge by written request to the Corporate Secretary at the headquarters address. These reports are also available on the Internet at www.gentek-global.com and www.sec.gov (search the EDGAR Archives for "GenTek").

Investor Relations
Investors and analysts should direct their inquiries to:
Thomas B. Testa
Vice President and Chief Financial Officer
GenTek Inc.
90 East Halsey Road
Parsippany, NJ 07054
Tel: 973-515-1885

GenTek

GenTek Inc.
90 East Halsey Road
Parsippany, NJ 07054

T: 973-515-3221
F: 973-515-1997

www.gentek-global.com

NASDAQ Exchange
Ticker Symbol: **GETI**

END